UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2025 AND 2024

Address: No. 3, Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

Review Report of Independent Auditors

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, “the Company”) as of June 30, 2025 and 2024, the related consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2025 and 2024 and consolidated statements of changes in equity and cash flows for the six-month periods ended June 30, 2025 and 2024, and notes to the consolidated financial statements, including the summary of material accounting policies (together “the consolidated financial statements”). Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standard on Review Engagements 2410, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing of the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent auditors (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2025 and 2024, and its consolidated financial performance for the three-month and six-month periods ended June 30, 2025 and 2024, and its consolidated cash flows for the six-month periods ended June 30, 2025 and 2024, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

Other Matter – Making Reference to the Reviews of Other Independent Auditors

We did not review the financial statement of certain associates and joint ventures accounted for under the equity method. Our review, insofar as it related to the investments accounted for under the equity method balances of NT$26,094 million and NT$30,055 million, which represented 4.76% and 5.12% of the total consolidated assets as of June 30, 2025 and 2024, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$176 million, NT$1,019 million, NT$(83) million and NT$1,020 million, which represented 1.73%, 6.21%, (0.42)% and 3.50% of the consolidated income from continuing operations before income tax for the three-month and six-month periods ended June 30, 2025 and 2024, respectively, and the related shares of other comprehensive income (loss) from the associates and joint ventures in the amount of NT$(698) million, NT$98 million, NT$(627) million and NT$339 million, which represented 3.83%, 0.65%, 10.46% and 1.01% of the consolidated total comprehensive income (loss) for the three-month and six-month periods ended June 30, 2025 and 2024, respectively, are based solely on the reports of other independent auditors.

/s/ Yang, Yu-Ni

/s/ Yu, Chien-Ju

Ernst & Young, Taiwan

July 30, 2025

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent auditors are not intended for use by those who are not informed about the accounting principles or Standards on Auditing of the Republic of China, and their applications in practice.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2025, December 31, 2024 and June 30, 2024
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	June 30, 2025	December 31, 2024	June 30, 2024
Current assets
Cash and cash equivalents	4, 6(1)	$111,993,768	$105,000,226	$121,233,825
Financial assets at fair value through profit or loss, current	4, 5, 6(2)	564,689	606,018	473,612
Financial assets at fair value through other comprehensive income, current	4, 5, 6(3)	6,398,188	5,893,377	6,743,806
Financial assets measured at amortized cost, current	4, 6(4)	4,689,449	3,739,224	2,295,982
Contract assets, current	4, 6(21)	370,822	625,713	600,821
Accounts receivable, net	4, 6(5)	31,740,103	32,723,426	31,966,675
Accounts receivable-related parties, net	4, 7	639,655	620,013	558,073
Other receivables	4, 7	1,557,035	1,651,494	2,080,963
Current tax assets	4	37,219	83,944	65,925
Inventories, net	4, 5, 6(6)	34,018,188	35,782,464	36,333,826
Prepayments		2,267,623	2,337,085	3,294,646
Non-current assets held for sale	4(3)	-	-	852,341
Other current assets	6(21)	898,149	614,900	714,203
Total current assets		195,174,888	189,677,884	207,214,698

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2)	16,754,254	17,850,914	17,842,719
Financial assets at fair value through other comprehensive income, noncurrent	4, 5, 6(3)	10,516,340	11,315,951	12,327,486
Financial assets measured at amortized cost, noncurrent	4, 6(4)	9,094	-	28,871
Investments accounted for under the equity method	4, 6(7), 7	41,692,046	43,320,605	48,203,108
Property, plant and equipment	4, 6(8), 8	258,627,335	279,059,037	274,030,951
Right-of-use assets	4, 6(9), 8	7,290,883	8,039,015	7,549,313
Intangible assets	4, 6(10), 7	3,761,954	4,154,315	3,981,073
Deferred tax assets	4	5,348,605	5,210,489	4,966,788
Prepayment for equipment		2,921,450	4,932,505	4,308,491
Refundable deposits	8	1,660,450	1,992,400	1,764,595
Other noncurrent assets-others		4,386,267	4,647,562	4,743,852
Total non-current assets		352,968,678	380,522,793	379,747,247

Total assets		$548,143,566	$570,200,677	$586,961,945

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2025, December 31, 2024 and June 30, 2024
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	June 30, 2025	December 31, 2024	June 30, 2024
Current liabilities
Short-term loans	6(11), 6(28)	$6,524,000	$8,515,000	$3,118,900
Financial liabilities at fair value through profit or loss, current	4, 6(12)	1,082,329	901,000	1,536,171
Contract liabilities, current	4, 6(21)	2,551,289	2,200,561	3,335,994
Accounts payable		8,538,152	7,633,427	8,182,123
Other payables	4, 6(20), 6(22), 7	23,014,935	24,103,882	26,097,665
Payables on equipment		8,351,107	10,522,489	22,363,315
Dividends payable	6(19)	35,787,598	-	37,587,102
Current tax liabilities	4	3,130,838	3,365,012	3,718,670
Liabilities directly associated with non-current assets held for sale	4(3)	-	-	515,075
Lease liabilities, current	4, 6(9), 6(28)	609,840	636,357	579,622
Current portion of long-term liabilities	4, 6(13), 6(14), 6(28)	14,778,336	10,994,998	13,090,901
Other current liabilities	4, 6(16), 6(17), 6(18), 6(28)	6,024,290	6,387,463	4,848,020
Total current liabilities		110,392,714	75,260,189	124,973,558

Non-current liabilities
Contract liabilities, noncurrent	4, 6(21)	456,364	459,620	454,720
Bonds payable	4, 6(13), 6(28)	24,282,645	24,584,979	24,582,315
Long-term loans	6(14), 6(28)	17,317,505	30,948,500	22,900,721
Deferred tax liabilities	4	7,564,104	7,810,834	6,559,323
Lease liabilities, noncurrent	4, 6(9), 6(28)	5,381,790	5,782,659	5,288,257
Net defined benefit liabilities, noncurrent	4	1,038,286	1,432,249	1,646,242
Guarantee deposits	6(28)	39,138,645	41,953,360	41,615,808
Other noncurrent liabilities-others	4, 6(16), 6(18), 6(28)	5,526,007	3,783,283	2,849,320
Total non-current liabilities		100,705,346	116,755,484	105,896,706

Total liabilities		211,098,060	192,015,673	230,870,264

Equity attributable to the parent company
Capital	4, 6(19)
Common stock		125,565,077	125,607,164	125,285,889
Additional paid-in capital	4, 6(19), 6(20)
Premiums		4,977,376	4,960,958	4,014,945
Treasury stock transactions		4,531,955	4,531,955	4,531,955
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries		3,039,275	3,039,275	3,039,275
Recognition of changes in subsidiaries’ ownership		28,528	23,654	6,699
Share of changes in net assets of associates and joint ventures accounted for using equity method		539,017	328,679	340,315
Restricted stock for employees		1,885,961	1,877,097	2,393,699
Other		20,551	20,858	18,952
Retained earnings	6(19)
Legal reserve		41,466,099	36,727,862	36,727,862
Unappropriated earnings		166,264,200	190,120,643	166,981,190
Other components of equity	4, 6(20)
Exchange differences on translation of foreign operations		(21,233,142)	696,785	(2,005,600)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		11,339,696	11,985,495	15,886,947
Unearned employee compensation		(1,553,094)	(1,992,034)	(1,442,750)
Total equity attributable to the parent company		336,871,499	377,928,391	355,779,378

Non-controlling interests	6(19)	174,007	256,613	312,303
Total equity		337,045,506	378,185,004	356,091,681

Total liabilities and equity		$548,143,566	$570,200,677	$586,961,945

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and six-month periods ended June 30, 2025 and 2024
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Notes	2025	2024	2025	2024
Operating revenues	4, 6(21), 7	$58,757,657	$56,799,290	$116,616,614	$111,431,389
Operating costs	4, 6(6), 6(10), 6(15), 6(20), 6(21), 6(22), 7	(41,879,559)	(36,816,066)	(84,291,871)	(74,548,735)
Gross profit		16,878,098	19,983,224	32,324,743	36,882,654
Operating expenses	4, 6(5), 6(10), 6(15), 6(20), 6(22), 7
Sales and marketing expenses		(591,217)	(677,652)	(1,210,453)	(1,361,639)
General and administrative expenses		(1,682,371)	(1,804,398)	(3,224,802)	(3,506,416)
Research and development expenses		(4,193,679)	(3,852,638)	(8,157,382)	(7,260,045)
Expected credit impairment gains (losses)		(2)	23,724	2,404	69,254
Subtotal		(6,467,269)	(6,310,964)	(12,590,233)	(12,058,846)
Net other operating income and expenses	4, 6(16), 6(23)	408,883	219,172	871,103	732,125
Operating income		10,819,712	13,891,432	20,605,613	25,555,933
Non-operating income and expenses
Interest income	4	632,900	1,059,375	1,238,214	2,130,511
Other income	4	417,100	403,332	428,614	413,802
Other gains and losses	4, 6(24)	(521,745)	(213,453)	(1,086,467)	(621,603)
Finance costs	6(24)	(360,355)	(394,950)	(759,328)	(809,829)
Share of profit or loss of associates and joint ventures	4, 6(7)	446,242	1,267,492	238,354	1,368,134
Exchange gain, net	4	-	407,099	-	1,104,263
Exchange loss, net	4	(1,279,876)	-	(1,164,451)	-
Subtotal		(665,734)	2,528,895	(1,105,064)	3,585,278
Income from continuing operations before income tax		10,153,978	16,420,327	19,500,549	29,141,211
Income tax expense	4, 6(26)	(1,305,996)	(2,645,113)	(2,909,328)	(4,936,402)
Net income		8,847,982	13,775,214	16,591,221	24,204,809
Other comprehensive income (loss)	6(25)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	4	(717,535)	(465,557)	(134,140)	1,387,332
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		(19,595)	665,461	(577,819)	1,260,939
Income tax related to items that will not be reclassified subsequently	4, 6(26)	58,734	(6,003)	56,281	40,031
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(26,236,576)	859,240	(21,539,923)	5,981,307
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		(776,974)	88,016	(673,238)	326,009
Income tax related to items that may be reclassified subsequently	4, 6(26)	617,025	233,840	283,031	333,587
Total other comprehensive income (loss)		(27,074,921)	1,374,997	(22,585,808)	9,329,205
Total comprehensive income (loss)		$(18,226,939)	$15,150,211	$(5,994,587)	$33,534,014

Net income (loss) attributable to:
Shareholders of the parent		$8,902,530	$13,786,163	$16,679,271	$24,242,305
Non-controlling interests		(54,548)	(10,949)	(88,050)	(37,496)
		$8,847,982	$13,775,214	$16,591,221	$24,204,809

Comprehensive income (loss) attributable to:
Shareholders of the parent		$(18,172,159)	$15,161,140	$(5,906,334)	$33,571,452
Non-controlling interests		(54,780)	(10,929)	(88,253)	(37,438)
		$(18,226,939)	$15,150,211	$(5,994,587)	$33,534,014

Earnings per share (NTD)	4, 6(27)
Earnings per share-basic		$0.71	$1.11	$1.34	$1.95
Earnings per share-diluted		$0.71	$1.10	$1.33	$1.93

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six-month periods ended June 30, 2025 and 2024
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital		Retained Earnings			Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2024	6(19)	$125,298,222	$14,324,773	$30,472,125	$2,734,058	$183,847,052	$(8,646,445)	$13,199,259	$(1,991,331)	$359,237,713	$340,859	$359,578,572
Appropriation and distribution of 2023 retained earnings	6(19)
Legal reserve		-	-	6,255,737	-	(6,255,737)	-	-	-	-	-	-
Special reserve reversed		-	-	-	(2,734,058)	2,734,058	-	-	-	-	-	-
Cash dividends		-	-	-	-	(37,587,102)	-	-	-	(37,587,102)	-	(37,587,102)
Net income (loss) in the first half of 2024	6(19)	-	-	-	-	24,242,305	-	-	-	24,242,305	(37,496)	24,204,809
Other comprehensive income (loss) in the first half of 2024	6(19), 6(25)	-	-	-	-	614	6,640,845	2,687,688	-	9,329,147	58	9,329,205
Total comprehensive income (loss)		-	-	-	-	24,242,919	6,640,845	2,687,688	-	33,571,452	(37,438)	33,534,014
Share-based payment transaction	4, 6(19), 6(20)	(12,333)	36,211	-	-	-	-	-	548,581	572,459	2,279	574,738
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	(18,533)	-	-	-	-	-	-	(18,533)	-	(18,533)
Changes in subsidiaries’ ownership	4, 6(19)	-	3,833	-	-	-	-	-	-	3,833	1,123	4,956
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	5,480	5,480
Others		-	(444)	-	-	-	-	-	-	(444)	-	(444)
Balance as of June 30, 2024	6(19)	$125,285,889	$14,345,840	$36,727,862	$-	$166,981,190	$(2,005,600)	$15,886,947	$(1,442,750)	$355,779,378	$312,303	$356,091,681

Balance as of January 1, 2025	6(19)	$125,607,164	$14,782,476	$36,727,862	$-	$190,120,643	$696,785	$11,985,495	$(1,992,034)	$377,928,391	$256,613	$378,185,004
Appropriation and distribution of 2024 retained earnings	6(19)
Legal reserve		-	-	4,738,237	-	(4,738,237)	-	-	-	-	-	-
Cash dividends		-	-	-	-	(35,787,598)	-	-	-	(35,787,598)	-	(35,787,598)
Net income (loss) in the first half of 2025	6(19)	-	-	-	-	16,679,271	-	-	-	16,679,271	(88,050)	16,591,221
Other comprehensive income (loss) in the first half of 2025	6(19), 6(25)	-	-	-	-	-	(21,929,927)	(655,678)	-	(22,585,605)	(203)	(22,585,808)
Total comprehensive income (loss)		-	-	-	-	16,679,271	(21,929,927)	(655,678)	-	(5,906,334)	(88,253)	(5,994,587)
Share-based payment transaction	4, 6(19), 6(20)	(42,087)	25,014	-	-	-	-	-	438,940	421,867	998	422,865
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	210,338	-	-	(9,879)	-	9,879	-	210,338	-	210,338
Changes in subsidiaries’ ownership	4, 6(19)	-	5,142	-	-	-	-	-	-	5,142	(1,262)	3,880
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	5,911	5,911
Others		-	(307)	-	-	-	-	-	-	(307)	-	(307)
Balance as of June 30, 2025	6(19)	$125,565,077	$15,022,663	$41,466,099	$-	$166,264,200	$(21,233,142)	$11,339,696	$(1,553,094)	$336,871,499	$174,007	$337,045,506

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2025 and 2024
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2025	2024
Cash flows from operating activities:
Net income before tax	$19,500,549	$29,141,211
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	27,227,474	20,742,887
Amortization	1,406,668	1,259,839
Expected credit impairment gains	(2,404)	(69,254)
Net loss of financial assets and liabilities at fair value through profit or loss	1,084,467	641,530
Interest expense	710,328	753,431
Interest income	(1,238,214)	(2,130,511)
Dividend income	(404,428)	(389,837)
Share-based payment	427,219	580,659
Share of profit of associates and joint ventures	(238,354)	(1,368,134)
Gain on disposal of property, plant and equipment	(24,331)	(37,392)
Loss on disposal of investments accounted for under the equity method	1,994	-
Exchange loss (gain) on financial assets and liabilities	(2,134,633)	1,089,152
Gain on lease modification	-	(8,599)
Amortization of deferred government grants	(726,309)	(463,555)
Income and expense adjustments	26,089,477	20,600,216
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(45,188)	(470,556)
Contract assets	247,876	124,969
Accounts receivable	(77,444)	(2,678,712)
Other receivables	363,191	923,246
Inventories	542,670	(427,374)
Prepayments	249,102	(841,296)
Other current assets	(5,852)	(16,144)
Contract fulfillment costs	(333,444)	183,196
Contract liabilities	586,325	456,496
Accounts payable	1,231,016	632,446
Other payables	(328,113)	1,011,221
Other current liabilities	(54,124)	(535,526)
Net defined benefit liabilities	(393,963)	(558,843)
Other noncurrent liabilities-others	5,941	3,094
Cash generated from operations	47,578,019	47,547,644
Interest received	1,233,563	2,155,812
Dividend received	290,309	472,088
Interest paid	(458,858)	(543,955)
Income tax paid	(2,719,297)	(6,083,961)
Net cash provided by operating activities	45,923,736	43,547,628

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2025 and 2024
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2025	2024
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$(371,476)	$(1,240,904)
Proceeds from disposal of financial assets at fair value through profit or loss	111,897	665,302
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	160,659	-
Acquisition of financial assets measured at amortized cost	(4,435,136)	(1,927,258)
Proceeds from redemption of financial assets measured at amortized cost	3,289,725	5,885,384
Acquisition of investments accounted for under the equity method	-	(533,973)
Increase in prepayment for investments	-	(2,020)
Proceeds from capital reduction of investments accounted for under the equity method	574,997	343,001
Acquisition of property, plant and equipment	(21,695,646)	(48,539,583)
Proceeds from disposal of property, plant and equipment	50,032	61,944
Increase in refundable deposits	(11,909)	(566,797)
Decrease in refundable deposits	51,482	1,537,988
Acquisition of intangible assets	(1,373,894)	(1,423,501)
Government grants related to assets acquisition	3,722,471	712,021
Increase in other noncurrent assets-others	(16,700)	(17,731)
Decrease in other noncurrent assets-others	37	-
Net cash used in investing activities	(19,943,461)	(45,046,127)
Cash flows from financing activities:
Increase in short-term loans	6,454,000	10,068,900
Decrease in short-term loans	(8,445,000)	(20,480,000)
Proceeds from bonds issued	5,200,000	-
Bonds issuance costs	-	(65)
Redemption of bonds	-	(5,100,000)
Proceeds from long-term loans	2,800,000	11,600,130
Repayments of long-term loans	(17,593,750)	(7,580,308)
Increase in guarantee deposits	2,292	33,786
Decrease in guarantee deposits	(640,278)	(349,203)
Cash payments for the principal portion of the lease liability	(410,117)	(342,629)
Change in non-controlling interests	5,911	5,480
Others	(373)	(481)
Net cash used in financing activities	(12,627,315)	(12,144,390)
Effect of exchange rate changes on cash and cash equivalents	(6,359,418)	2,753,669
Net increase (decrease) in cash and cash equivalents	6,993,542	(10,889,220)
Cash and cash equivalents at beginning of period	105,000,226	132,553,615
Cash and cash equivalents at end of period	$111,993,768	$121,664,395

Reconciliation of the balances of cash and cash equivalents at end of period:
Cash and cash equivalents balances on the consolidated balance sheets	$111,993,768	$121,233,825
Cash and cash equivalents included in non-current assets held for sale	-	430,570
Cash and cash equivalents at end of period	$111,993,768	$121,664,395

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2025 and 2024

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.
HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan. The principal operating activities of UMC and its subsidiaries (collectively as “the Company”) are described in Notes 4(3) and 14.

2.
DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on July 30, 2025.

3.
NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)
The Company applied International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (FSC) and become effective for annual periods beginning on or after January 1, 2025. There are no newly adopted or revised standards and interpretations that have material impact on the Company’s financial position and performance.

(2)
Standards issued by International Accounting Standards Board (“IASB”) which are endorsed by FSC, but not yet adopted by the Company are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Contracts Referencing Nature-dependent Electricity	January 1, 2026

a.
IFRS 17 “Insurance Contracts” (IFRS 17)

IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects (including recognition, measurement, presentation and disclosure requirements). The core of IFRS 17 is the General (building block) Model, under this model, on initial recognition, an entity shall measure a group of insurance contracts at the total of the fulfilment cash flows and the contractual service margin. The carrying amount of a group of insurance contracts at the end of each reporting period shall be the sum of the liability for remaining coverage and the liability for incurred claims.

Other than the General Model, the standard also provides a specific adaptation for contracts with direct participation features (the Variable Fee Approach) and a simplified approach (Premium Allocation Approach) mainly for short-duration contracts.

IFRS 17 was issued in May 2017 and it was amended in 2020 and 2021. The amendments include deferral of the date of initial application of IFRS 17 by two years to annual beginning on or after January 1, 2023 (from the original effective date of January 1, 2021), provide additional transition reliefs, simplify some requirements to reduce the costs of applying IFRS 17 and revise some requirements to make the results easier to explain. IFRS 17 replaces an interim Standard - IFRS 4 Insurance Contracts - from annual reporting periods beginning on or after January 1, 2023.

b.
Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Amendments to the Classification and Measurement of Financial Instruments

The amendments include:

i.
Clarify that a financial liability is derecognised on the settlement date and describe the accounting treatment for settlement of financial liabilities using an electronic payment system before the settlement date.

ii.
Clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features.

iii.
Clarify the treatment of non-recourse assets and contractually linked instruments.

iv.
Require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income.

c.
Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Contracts Referencing Nature-dependent Electricity

The amendments include:

i.
Clarify the application of the “own-use” requirements.

ii.
Permit hedge accounting if these contracts are used as hedging instruments.

iii.
Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (a) - (c) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

(3)
Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027
IFRS 19 “Disclosure Initiative - Subsidiaries without Public Accountability: Disclosures”	January 1, 2027

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

a.
Amendments to IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28) - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint ventures. IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full.

IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

b.
IFRS 18 “Presentation and Disclosure in Financial Statements” (IFRS 18)

IFRS 18 replaces IAS 1 “Presentation of Financial Statements”. The main changes in the new standard are as below:

i.
Improved comparability in the statement of profit or loss (income statement)

IFRS 18 requires entities to classify all income and expenses within their statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new, to improve the structure of the income statement, and requires all entities to provide new defined subtotals, including operating profit or loss. The improved structure and new subtotals will give investors a consistent starting point for analyzing entities’ performance and make it easier to compare entities.

ii.
Enhanced transparency of management-defined performance measures

IFRS 18 requires entities to disclose explanations of those entity-specific measures that are related to the income statement, referred to as management-defined performance measures.

iii.
Useful grouping of information in the financial statements

IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. The changes are expected to provide more detailed and useful information. IFRS 18 also requires entities to provide more transparency about operating expenses, helping investors to find and understand the information they need.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (a) - (b) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.
SUMMARY OF MATERIAL ACCOUNTING POLICIES

(1)
Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

(2)
Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)
General Description of Reporting Entity

a.
Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2024. For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2024.

b.
The consolidated entities are as follows:

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	June 30, 2025	December 31, 2024	June 30, 2024
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	June 30, 2025	December 31, 2024	June 30, 2024
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD. (UMC KOREA)	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD. (USJC)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	79.48	79.54	80.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	92.64	94.93	94.80
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (JINING) NEW ENERGY TECHNOLOGY CO., LTD. (formerly EVERRICH (SHANDONG) ENERGY CO., LTD.)	Solar engineering integrated design services	100.00	100.00	100.00

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	June 30, 2025	December 31, 2024	June 30, 2024
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	99.9985	99.9985
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD. (UDS) (Note)	Integrated circuits design services	-	-	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00

Note: On April 2, 2024, the Board of Directors of HEJIAN approved to dispose of its 100% of ownership interest in the subsidiary, UDS. The related assets and liabilities were reclassified as a disposal group held for sale. The disposal was completed in August 2024.

(4)
Other Material Accounting Policies

The same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2024. For the summary of material accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2024.

5.
SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the six-month period ended June 30, 2025 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2024. For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2024.

6.
CONTENTS OF SIGNIFICANT ACCOUNTS

(1)
Cash and Cash Equivalents

	As of
	June 30, 2025	December 31, 2024	June 30, 2024
Cash on hand and petty cash	$6,515	$6,258	$6,232
Checking and savings accounts	45,221,688	25,388,395	33,904,777
Time deposits	62,488,923	73,507,742	83,128,468
Repurchase agreements collateralized by government bonds and corporate notes	4,276,642	6,097,831	4,194,348
Total	$111,993,768	$105,000,226	$121,233,825

(2)
Financial Assets at Fair Value through Profit or Loss

	As of
	June 30, 2025	December 31, 2024	June 30, 2024
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$8,586,127	$8,759,564	$9,278,746
Preferred stocks	3,346,616	3,475,613	3,209,819
Funds	4,840,057	5,792,863	5,398,526
Convertible bonds	485,621	363,430	364,480
Forward exchange contracts	2,062	2	-
Others	58,460	65,460	64,760
Total	$17,318,943	$18,456,932	$18,316,331

Current	$564,689	$606,018	$473,612
Non-current	16,754,254	17,850,914	17,842,719
Total	$17,318,943	$18,456,932	$18,316,331

(3)
Financial Assets at Fair Value through Other Comprehensive Income

	As of
	June 30, 2025	December 31, 2024	June 30, 2024
Equity instruments
Common stocks	$16,728,045	$17,004,448	$18,887,719
Preferred stocks	186,483	204,880	183,573
Total	$16,914,528	$17,209,328	$19,071,292

Current	$6,398,188	$5,893,377	$6,743,806
Non-current	10,516,340	11,315,951	12,327,486
Total	$16,914,528	$17,209,328	$19,071,292

a.
These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

b.
Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were listed below:

	For the three-month periods ended June 30,
	2025	2024
Held at end of period	$199,376	$199,364
Derecognized during the period	-	-
Total	$199,376	$199,364

	For the six-month periods ended June 30,
	2025	2024
Held at end of period	$199,376	$199,364
Derecognized during the period	-	-
Total	$199,376	$199,364

c.
UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. Please refer to Note 6(13) for the Company’s unsecured exchangeable bonds.

(4)
Financial Assets Measured at Amortized Cost

	As of
	June 30, 2025	December 31, 2024	June 30, 2024
Time deposits with original maturities over three months	$4,698,543	$3,739,224	$2,324,853

Current	$4,689,449	$3,739,224	$2,295,982
Non-current	9,094	-	28,871
Total	$4,698,543	$3,739,224	$2,324,853

(5)
Accounts Receivable, Net

	As of
	June 30, 2025	December 31, 2024	June 30, 2024
Accounts receivable	$31,747,890	$32,734,422	$31,977,839
Less: loss allowance	(7,787)	(10,996)	(11,164)
Net	$31,740,103	$32,723,426	$31,966,675

Aging analysis of accounts receivable:

	As of
	June 30, 2025	December 31, 2024	June 30, 2024
Neither past due	$28,489,383	$29,338,097	$27,837,485
Past due:
≤ 30 days	3,166,867	3,292,457	3,436,750
31 to 60 days	57,244	77,929	73,740
61 to 90 days	15,106	1,249	63,000
91 to 120 days	1,265	1,115	3,003
≥ 121 days	18,025	23,575	563,861
Subtotal	3,258,507	3,396,325	4,140,354
Total	$31,747,890	$32,734,422	$31,977,839

Movement of loss allowance for accounts receivable:

	For the six-month periods ended June 30,
	2025	2024
Beginning balance	$10,996	$79,062
Net recognition (reversal) for the period	(3,209)	(67,898)
Ending balance	$7,787	$11,164

The collection periods for third party domestic sales and third party overseas sales were month-end 30 - 60 days and net 30 - 60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the six-month periods ended June 30, 2025 and 2024, the expected credit loss rates were not greater than 0.2%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

(6)
Inventories, Net

	As of
	June 30, 2025	December 31, 2024	June 30, 2024
Raw materials	$10,336,596	$10,731,866	$11,644,728
Supplies and spare parts	5,679,365	6,238,353	5,926,069
Work in process	16,617,573	16,051,506	15,900,385
Finished goods	1,384,654	2,760,739	2,862,644
Total	$34,018,188	$35,782,464	$36,333,826

a.
For the three-month periods ended June 30, 2025 and 2024, the Company recognized NT$39,953 million and NT$34,898 million, respectively, in operating costs, of which NT$886 million and NT$10 million were related to write-down of inventories. For the six-month periods ended June 30, 2025 and 2024, the Company recognized NT$80,313 million and NT$70,273 million, respectively, in operating cost, of which NT$1,494 million was related to write-down of inventories and NT$37 million was related to reversal of write-down of inventories.

b.
None of the aforementioned inventories were pledged.

(7)
Investments Accounted for Under the Equity Method

a.
Details of investments accounted for under the equity method are as follows:

	As of
	June 30, 2025		December 31, 2024		June 30, 2024
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
SILICON INTEGRATED SYSTEMS CORP. (SIS) (Note A)	$3,333,120	17.99	$2,977,838	19.02	$4,026,828	19.02
FARADAY TECHNOLOGY CORP. (FARADAY) (Note B)	2,380,822	13.80	2,492,118	13.80	2,456,358	13.80
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note C)	13,374,195	13.01	13,853,588	13.01	14,422,569	13.05
Unlisted companies
MTIC HOLDINGS PTE. LTD. (Note D)	-	45.44	-	45.44	-	45.44
UNITECH CAPITAL INC.	467,241	42.00	556,610	42.00	539,467	42.00
TRIKNIGHT CAPITAL CORPORATION (TRIKNIGHT) (Note E)	931,291	40.00	1,298,112	40.00	1,939,958	40.00
HSUN CHIEH CAPITAL CORP.	233,561	40.00	266,066	40.00	254,499	40.00
PURIUMFIL INC.	10,541	40.00	12,423	40.00	13,380	40.00
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH) (Note F)	11,321,001	36.49	11,654,611	36.49	13,153,415	36.49
YANN YUAN INVESTMENT CO., LTD. (YANN YUAN)	9,527,994	26.78	10,067,226	26.78	11,252,568	26.78
UNITED LED CORPORATION HONG KONG LIMITED	112,280	25.14	101,468	25.14	99,272	25.14
VSENSE CO., LTD. (Note D)	-	23.98	-	23.98	-	23.98
TRANSLINK CAPITAL PARTNERS I, L.P. (Note G)	-	-	40,545	10.38	44,794	10.38
Total	$41,692,046		$43,320,605		$48,203,108

Note A:
In August 2023, the board chairman of SIS changed and became the same person as the board chairman of UMC. After considering the comprehensive conditions, including ownership interest held and representation on Board of Directors of SIS, etc., the Company determines that it has significant influence over SIS and accounts for its investment in SIS as an associate. SIS executed a capital reduction and refunded NT$499 million based on UMC’s stockholding percentage in July 2024.

Note B:
Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that UMC obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors. The Company participated in the capital increase of FARADAY in March 2024. Please refer to Note 7 for the relevant information.

Note C:
Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that UMC obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors.

Note D:
When the Company’s share of losses of an associate equals or exceeds its interest in that associate, the Company discontinues recognizing its share of further losses. Additional losses and liabilities are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

Note E:
TRIKNIGHT executed a capital reduction and refunded NT$232 million, NT$400 million and NT$360 million based on UMC’s stockholding percentage in June 2025, July 2024 and December 2024, respectively.

Note F:
HSUN CHIEH executed a capital reduction and refunded NT$343 million and NT$343 million based on UMC’s stockholding percentage in March 2025 and April 2024, respectively.

Note G:
The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees. The investee was dissolved in April 2025.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$19,088 million, NT$19,324 million and NT$20,906 million as of June 30, 2025, December 31, 2024 and June 30, 2024, respectively. The fair value of these investments were NT$33,827 million, NT$43,305 million and NT$55,935 million as of June 30, 2025, December 31, 2024 and June 30, 2024, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants. Shares of profit or loss of these associates and joint ventures amounted to NT$176 million, NT$1,019 million, NT$(83) million and NT$1,020 million for the three-month and six-month periods ended June 30, 2025 and 2024, respectively. Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$(698) million, NT$98 million, NT$(627) million and NT$339 million for the three-month and six-month periods ended June 30, 2025 and 2024, respectively. The balances of investments accounted for under the equity method were NT$26,094 million, NT$27,670 million and NT$30,055 million as of June 30, 2025, December 31, 2024 and June 30, 2024, respectively.

Although the Company is the largest shareholder of some associates, after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but has significant influence over the aforementioned associates.

None of the aforementioned associates were pledged.

b.
Financial information of associates:

There is no individually significant associate for the Company. When an associate is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and six-month periods ended June 30, 2025 and 2024 were NT$(91) million, NT$12 million, NT$(82) million and NT$45 million, respectively, which were not included in the following table.

The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method were as follows:

	For the three-month periods ended June 30,
	2025	2024
Income (loss) from continuing operations	$446,242	$1,267,492
Other comprehensive income (loss)	(705,375)	741,594
Total comprehensive income (loss)	$(259,133)	$2,009,086

	For the six-month periods ended June 30,
	2025	2024
Income (loss) from continuing operations	$238,354	$1,368,134
Other comprehensive income (loss)	(1,168,841)	1,541,649
Total comprehensive income (loss)	$(930,487)	$2,909,783

c.
Details of UMC’s stock (thousand shares) held by the Company’s associates are as follows:

	As of
	June 30, 2025	December 31, 2024	June 30, 2024
HSUN CHIEH	441,371	441,371	441,371
SIS	266,580	266,580	266,580
YANN YUAN	192,963	192,963	192,963
UNIMICRON and its Subsidiaries	47	47	47
Total	900,961	900,961	900,961

(8)
Property, Plant and Equipment

a.
For the six-month period ended June 30, 2025:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2025	$1,410,796	$65,588,012	$1,126,546,727	$78,020	$9,533,232	$68,407	$44,767,602	$1,247,992,796
Additions	-	12,059	-	-	-	-	17,879,448	17,891,507
Disposals	-	(3,100)	(1,586,793)	(360)	(4,165)	-	-	(1,594,418)
Transfers and reclassifications	-	287,975	37,291,984	1,701	305,931	2,111	(34,584,812)	3,304,890
Exchange effect	(16,902)	(3,963,965)	(35,145,613)	(2,696)	(162,555)	(5,462)	(3,217,599)	(42,514,792)
As of June 30, 2025	$1,393,894	$61,920,981	$1,127,106,305	$76,665	$9,672,443	$65,056	$24,844,639	$1,225,079,983

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2025	$-	$25,675,000	$937,309,791	$61,733	$7,534,386	$67,464	$-	$970,648,374
Depreciation	-	1,121,015	25,435,553	2,026	285,251	1,057	-	26,844,902
Disposals	-	(3,100)	(1,582,028)	(360)	(4,165)	-	-	(1,589,653)
Exchange effect	-	(619,666)	(27,007,507)	(2,041)	(133,958)	(5,318)	-	(27,768,490)
As of June 30, 2025	$-	$26,173,249	$934,155,809	$61,358	$7,681,514	$63,203	$-	$968,135,133
Net carrying amount:
As of June 30, 2025	$1,393,894	$35,747,732	$192,950,496	$15,307	$1,990,929	$1,853	$24,844,639	$256,944,850

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2025	$536,721	$2,461,012	$6,345	$1,409,464	$4,413,542
Disposals	-	-	-	(512)	(512)
Transfers and reclassifications	-	8,680	-	2,900	11,580
Exchange effect	(2,579)	(34,633)	-	(20,460)	(57,672)
As of June 30, 2025	$534,142	$2,435,059	$6,345	$1,391,392	$4,366,938

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2025	$-	$1,347,206	$6,345	$1,345,376	$2,698,927
Depreciation	-	19,655	-	7,321	26,976
Disposals	-	-	-	(512)	(512)
Exchange effect	-	(21,124)	-	(19,814)	(40,938)
As of June 30, 2025	$-	$1,345,737	$6,345	$1,332,371	$2,684,453
Net carrying amount:
As of June 30, 2025	$534,142	$1,089,322	$-	$59,021	$1,682,485

b.
For the six-month period ended June 30, 2024:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2024	$1,430,338	$38,369,863	$1,021,498,821	$71,712	$8,873,468	$65,823	$82,358,651	$1,152,668,676
Additions	-	25,443	-	-	-	-	50,426,670	50,452,113
Disposals	-	-	(1,081,700)	-	(6,629)	-	(700)	(1,089,029)
Transfers and reclassifications	-	597,659	30,153,052	71	256,860	-	(29,240,247)	1,767,395
Exchange effect	(41,462)	210,457	10,402,957	887	41,552	1,749	2,522,164	13,138,304
As of June 30, 2024	$1,388,876	$39,203,422	$1,060,973,130	$72,670	$9,165,251	$67,572	$106,066,538	$1,216,937,459

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2024	$-	$24,028,140	$884,088,674	$56,257	$7,056,013	$63,038	$-	$915,292,122
Depreciation	-	692,965	19,428,762	2,291	250,869	1,595	-	20,376,482
Disposals	-	-	(1,064,878)	-	(6,629)	-	-	(1,071,507)
Transfers and reclassifications	-	(26,825)	-	-	(19,866)	-	-	(46,691)
Exchange effect	-	121,752	9,922,222	608	40,925	1,745	-	10,087,252
As of June 30, 2024	$-	$24,816,032	$912,374,780	$59,156	$7,321,312	$66,378	$-	$944,637,658
Net carrying amount:
As of June 30, 2024	$1,388,876	$14,387,390	$148,598,350	$13,514	$1,843,939	$1,194	$106,066,538	$272,299,801

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2024	$539,703	$2,440,917	$6,345	$1,385,740	$4,372,705
Transfers and reclassifications	-	-	-	11,416	11,416
Exchange effect	(6,326)	14,725	-	6,794	15,193
As of June 30, 2024	$533,377	$2,455,642	$6,345	$1,403,950	$4,399,314

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2024	$-	$1,297,068	$6,345	$1,322,598	$2,626,011
Depreciation	-	19,536	-	6,902	26,438
Exchange effect	-	8,951	-	6,764	15,715
As of June 30, 2024	$-	$1,325,555	$6,345	$1,336,264	$2,668,164
Net carrying amount:
As of June 30, 2024	$533,377	$1,130,087	$-	$67,686	$1,731,150

c.
Details of interest expense capitalized were as follows:

	For the six-month periods ended June 30,
	2025	2024
Interest expense capitalized	$6,777	$7,239
Interest rates applied	1.64% - 1.81%	1.52% - 1.95%

d.
Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)
Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 2 to 31 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

a.
The Company as a lessee

(a)
Right-of-use Assets

	As of
	June 30, 2025	December 31, 2024	June 30, 2024
Land (including land use right)	$5,322,011	$5,755,484	$5,849,674
Buildings	115,703	168,568	206,564
Machinery and equipment	1,827,399	2,082,479	1,476,273
Transportation equipment	7,549	12,561	15,157
Other equipment	18,221	19,923	1,645
Net	$7,290,883	$8,039,015	$7,549,313

	For the three-month periods ended June 30,
	2025	2024
Depreciation
Land (including land use right)	$93,312	$93,020
Buildings	19,682	22,133
Machinery and equipment	59,154	52,485
Transportation equipment	2,363	2,685
Other equipment	868	249
Total	$175,379	$170,572

	For the six-month periods ended June 30,
	2025	2024
Depreciation
Land (including land use right)	$188,082	$187,270
Buildings	40,429	44,477
Machinery and equipment	120,380	101,982
Transportation equipment	4,957	5,745
Other equipment	1,748	493
Total	$355,596	$339,967

i.
For the six-month periods ended June 30, 2025 and 2024, the Company’s addition to right-of-use assets amounted to NT$161 million and NT$894 million, respectively.

ii.
Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)
Lease Liabilities

	As of
	June 30, 2025	December 31, 2024	June 30, 2024
Current	$609,840	$636,357	$579,622
Non-current	5,381,790	5,782,659	5,288,257
Total	$5,991,630	$6,419,016	$5,867,879

Please refer to Note 6(24) for the interest expenses on the lease liabilities.

b.
The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(8) for relevant disclosure of property, plant and equipment for operating leases.

(10)
Intangible Assets

For the six-month period ended June 30, 2025:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2025	$15,012	$5,476,499	$2,042,479	$2,951,272	$10,485,262
Additions	-	731,719	7,909	432,743	1,172,371
Write-off	-	(1,508,361)	-	(398,408)	(1,906,769)
Reclassifications	-	(4,283)	-	-	(4,283)
Exchange effect	-	(70,171)	(957,289)	(4,525)	(1,031,985)
As of June 30, 2025	$15,012	$4,625,403	$1,093,099	$2,981,082	$8,714,596

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2025	$7,398	$3,231,115	$1,162,797	$1,929,637	$6,330,947
Amortization	-	844,772	125,201	397,294	1,367,267
Write-off	-	(1,508,361)	-	(398,408)	(1,906,769)
Exchange effect	-	(34,892)	(799,614)	(4,297)	(838,803)
As of June 30, 2025	$7,398	$2,532,634	$488,384	$1,924,226	$4,952,642
Net carrying amount:
As of June 30, 2025	$7,614	$2,092,769	$604,715	$1,056,856	$3,761,954

For the six-month period ended June 30, 2024:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2024	$15,012	$5,466,077	$1,773,541	$3,310,641	$10,565,271
Additions	-	546,769	-	225,278	772,047
Write-off	-	(1,064,450)	(214,874)	(251,919)	(1,531,243)
Reclassifications	-	1,100	-	-	1,100
Exchange effect	-	(84,570)	293,756	(10,557)	198,629
As of June 30, 2024	$15,012	$4,864,926	$1,852,423	$3,273,443	$10,005,804

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2024	$7,398	$2,890,831	$908,965	$2,385,522	$6,192,716
Amortization	-	806,886	104,726	323,310	1,234,922
Write-off	-	(1,064,450)	(214,874)	(251,919)	(1,531,243)
Reclassifications	-	(2,006)	-	-	(2,006)
Exchange effect	-	(49,834)	190,251	(10,075)	130,342
As of June 30, 2024	$7,398	$2,581,427	$989,068	$2,446,838	$6,024,731
Net carrying amount:
As of June 30, 2024	$7,614	$2,283,499	$863,355	$826,605	$3,981,073

The amortization amounts of intangible assets were as follows:

	For the three-month periods ended June 30,
	2025	2024
Operating costs	$309,913	$223,025
Operating expenses	$375,701	$399,032

	For the six-month periods ended June 30,
	2025	2024
Operating costs	$610,478	$434,917
Operating expenses	$756,789	$800,005

(11)
Short-Term Loans

	As of
	June 30, 2025	December 31, 2024	June 30, 2024
Unsecured bank loans	$6,524,000	$8,515,000	$3,118,900

As of
	June 30, 2025	December 31, 2024	June 30, 2024
Interest rates applied	1.79% - 3.01%	1.87% - 2.99%	1.78% - 2.72%

(12)
Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	June 30, 2025	December 31, 2024	June 30, 2024
Embedded derivatives in exchangeable bonds	$1,082,329	$899,961	$1,536,171
Forward exchange contracts	-	1,039	-
Total	$1,082,329	$901,000	$1,536,171

(13)
Bonds Payable

	As of
	June 30, 2025	December 31, 2024	June 30, 2024
Unsecured domestic bonds payable	$29,800,000	$24,600,000	$28,000,000
Unsecured exchangeable bonds payable	5,757,373	5,757,373	5,757,373
Less: Discounts on bonds payable	(213,892)	(305,805)	(402,326)
Total	35,343,481	30,051,568	33,355,047
Less: Current or exchangeable portion due within one year	(11,060,836)	(5,466,589)	(8,772,732)
Net	$24,282,645	$24,584,979	$24,582,315

a.
UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest was paid annually and the principal was fully repaid in October 2024.
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest will be paid annually and the principal will be repayable in April 2026 upon maturity.
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable in April 2028 upon maturity.
Ten-year (Green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable in April 2031 upon maturity.

Term	Issuance date	Issued amount	Coupon rate	Repayment
Five-year	In mid-December 2021	NT$5,000 million	0.63%	Interest will be paid annually and the principal will be repayable in December 2026 upon maturity.
Five-year (Green bond)	In mid-September 2023	NT$10,000 million	1.62%	Interest will be paid annually and the principal will be repayable in September 2028 upon maturity.
Five-year (Green bond)	In late June 2025	NT$2,000 million	1.94%	Interest will be paid annually and the principal will be repayable in June 2030 upon maturity.
Five-year	In late June 2025	NT$3,200 million	1.99%	Interest will be paid annually and the principal will be repayable in June 2030 upon maturity.

b.
On July 7, 2021, UMC issued SGX-ST listed currency linked zero coupon exchangeable bonds. In accordance with IFRS 9, the value of the exchange right, call option and put option (together referred to as Option) of the exchangeable bonds was separated from the host and accounted for as “financial liabilities at fair value through profit or loss, current”. The effective rate of the host bond was 3.49%. The terms and conditions of the bonds are as follows:

i.
Issue Amount: USD 400 million

ii.
Period: July 7, 2021 - July 7, 2026 (Maturity Date)

iii.
Redemption:
(i)
UMC may, at its option, redeem in whole or in part at the principal amount of the bonds with an interest calculated at the rate of -0.625% per annum (the Early Redemption Amount) at any time after the third anniversary from the issue date and prior to the Maturity Date, if the closing price of the common shares of NOVATEK MICROELECTRONICS CORPORATION (NOVATEK) on the TWSE, converted into U.S. dollars at the prevailing exchange rate, for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 130% of the quotient of the Early Redemption Amount multiplied by the then exchange price (converted into U.S. dollars at the Fixed Exchange Rate), divided by the principal amount of the bonds. The Early Redemption Amount will be converted into NTD based on the Fixed Exchange Rate (NTD 27.902=USD 1.00), and this fixed NTD amount will then be converted using the prevailing exchange rate at the time of redemption for payment in USD.

(ii)
UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount, in the event that over 90% of the bonds have been previously redeemed, repurchased and cancelled or exchanged.
(iii)
In the event of any change in ROC taxation resulting in increase of tax obligation or the necessity to pay additional interest expense or increase of additional costs to UMC, UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount. Bondholders may elect not to have their bonds redeemed but with no entitlement to any additional amounts or reimbursement of additional taxes.
(iv)
All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.
(v)
In the event that the common shares of NOVATEK cease to be listed or are suspended from trading for a period equal to or exceeding 30 consecutive trading days on the TWSE, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.
(vi)
Upon the occurrence of a change of control (as defined in the indenture) of UMC, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

iv.
Terms of Exchange:
(i)
Underlying Securities: Common Shares of NOVATEK
(ii)
Exchange Period: The bonds are exchangeable at any time on or after October 8, 2021 and prior to June 27, 2026, into NOVATEK common shares.

If for any reason UMC does not have sufficient NOVATEK common shares to deliver upon the exchange of any bond, then, UMC will pay to the exchanging bondholder an amount in U.S. dollars equal to the product of the volume-weighted average closing price per NOVATEK common share on the TWSE for five consecutive trading days starting from and including the applicable exercise date (as defined in the indenture) (or such fewer number of trading days as are available within ten days starting from and including the applicable exercise date) each converted into USD at the prevailing rate on the day preceding the applicable trading day and the number of NOVATEK common shares that UMC is unable to deliver. Provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

(iii)
Exchange Price and Adjustment: The exchange price was originally NT$731.25 per NOVATEK common share. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price was NT$506.0 per NOVATEK common share on June 30, 2025.

v.
Redemption on the Maturity Date:

The bonds will be redeemed with 96.92% principal amount on the maturity date unless:

(i)
UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder,
(ii)
The bondholders shall have exercised the exchange right before maturity, or
(iii)
The bonds shall have been redeemed or repurchased by UMC and cancelled.

On July 7, 2024, there were no bondholders that required UMC to redeem the outstanding exchangeable bonds.

As of June 30, 2025, December 31, 2024 and June 30, 2024, UMC has cumulatively repurchased and cancelled the outstanding principal amount of exchangeable bonds totaling USD 187.1 million, USD 187.1 million and USD 187.1 million, respectively with derecognition of the related derivative financial liabilities.

(14)
Long-Term Loans

a.
Details of long-term loans as of June 30, 2025, December 31, 2024 and June 30, 2024 were as follows:

	As of
Lenders	June 30, 2025	December 31, 2024	June 30, 2024	Redemption
NTD secured bank loans	$437,384	$494,920	$521,033	Repayable from October 19, 2015 to October 15, 2031.
RMB secured bank loans	4,007,278	10,025,233	10,010,290	Repayable from March 19, 2021 to March 18, 2031.
NTD unsecured bank loans	5,585,933	5,919,266	3,196,000	Repayable from March 24, 2023 to March 15, 2031.
USD unsecured bank loans	804,410	1,237,490	1,391,567	Repayable from June 24, 2023 to June 24, 2026.
NTD unsecured revolving bank loans (Note)	10,200,000	17,500,000	12,100,000	Repayable from March 2, 2023 to July 17, 2030.
USD unsecured revolving bank loans (Note)	-	1,300,000	-	Settlement due on September 26, 2029.
Subtotal	21,035,005	36,476,909	27,218,890
Less: Current portion	(3,717,500)	(5,528,409)	(4,318,169)
Total	$17,317,505	$30,948,500	$22,900,721

As of
	June 30, 2025	December 31, 2024	June 30, 2024
Interest rates applied	1.53% - 5.48%	1.53% - 5.49%	1.53% - 6.51%

Note:

The bank loans are available on a revolving basis during the contract period. As of June 30, 2025, December 31, 2024, and June 30, 2024, the available revolving line of credit amounted to NT$46.3 billion, NT$43.3 billion and NT$29 billion, respectively. The abovementioned unused line of credit were NT$36.1 billion, NT$24.5 billion and NT$16.9 billion, respectively.

b.
Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

(15)
Post-Employment Benefits

a.
Defined contribution plan

The employee pension plan under the Labor Pension Act of R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$499 million, NT$497 million, NT$1,006 million and NT$980 million were contributed by the Company for the three-month and six-month periods ended June 30, 2025 and 2024, respectively.

b. Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year. For the three-month and six-month periods ended June 30, 2025 and 2024, total pension expenses of NT$7 million, NT$9 million, NT$14 million and NT$17 million, respectively, were recognized by the Company.

(16)
Deferred Government Grants

	As of
	June 30, 2025	December 31, 2024	June 30, 2024
Beginning balance	$3,961,028	$2,547,022	$2,547,022
Arising during the period	3,722,471	2,131,264	712,021
Recorded in profit or loss:
Other operating income	(726,309)	(841,091)	(463,555)
Exchange effect	(670,255)	123,833	60,784
Ending balance	$6,286,935	$3,961,028	$2,856,272

Current (classified under other current liabilities)	$1,441,160	$906,935	$704,248
Non-current (classified under other noncurrent liabilities-others)	4,845,775	3,054,093	2,152,024
Total	$6,286,935	$3,961,028	$2,856,272

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

(17)
Refund Liabilities (classified under other current liabilities)

	As of
	June 30, 2025	December 31, 2024	June 30, 2024
Refund liabilities	$3,681,496	$3,918,437	$2,491,644

(18)
Provisions

	As of
	June 30, 2025	December 31, 2024	June 30, 2024
Onerous Contracts (classified under other current liabilities)	$191,431	$281,244	$73,268
Decommissioning Liabilities (classified under other noncurrent liabilities-others)	641,427	695,168	671,043
Others (classified under other current liabilities)	42,159	-	-
Total	$875,017	$976,412	$744,311

	Onerous Contracts	Decommissioning Liabilities	Others
Balance as of January 1, 2025	$281,244	$695,168	$-
Arising during the period	84,185	12,059	42,495
Unused provision reversed	(168,390)	-	-
Discount rate adjustment and unwinding of discount from the passage of time	-	9,176	-
Exchange effect	(5,608)	(74,976)	(336)
Balance as of June 30, 2025	$191,431	$641,427	$42,159

When the Company expects that the unavoidable costs of fulfilling the contractual obligations exceed the expected economic benefits from the contracts, the present obligation under the onerous contract are recognized and measured as provisions.

Under certain applicable agreement, the Company is obligated to dismantling and removing the items of property, plant and equipment and restoring the site on which they are located. Accordingly, the Company recognized the liability pursuant to the present value of the estimated decommissioning and restoration cost.

(19)
Equity

a.
Capital stock:

i.
UMC had 26,000 million common shares authorized to be issued as of June 30, 2025, December 31, 2024 and June 30, 2024, of which 12,557 million shares, 12,561 million shares, and 12,529 million shares were issued as of June 30, 2025, December 31, 2024 and June 30, 2024, respectively, each at a par value of NT$10.

ii.
UMC had 87 million, 115 million and 129 million ADSs, which were traded on the NYSE as of June 30, 2025, December 31, 2024 and June 30, 2024, respectively. The total number of common shares of UMC represented by all issued ADSs were 435 million shares, 576 million shares and 643 million shares as of June 30, 2025, December 31, 2024 and June 30, 2024, respectively. One ADS represents five common shares.

iii.
On December 5, 2024, UMC issued restricted stocks for its employees in a total of 33 million shares with a par value of NT$10 each. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(20) for the information of restricted stocks.

iv.
In April 2025, February 2025, October 2024, July 2024, April 2024 and February 2024, UMC has recalled and cancelled 2 million shares, 2 million shares, 0.71 million shares, 0.12 million shares, 0.45 million shares and 0.79 million shares, respectively of unvested restricted stocks issued for employees according to the issuance plan. The aforementioned reduction of capital was approved by the competent authority and the registration was completed.

b.
Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.
Payment of taxes.
ii.
Making up loss for preceding years.
iii.
Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.
iv.
Appropriating or reversing special reserve by government officials or other regulations.
v.
The remaining, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the shareholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as shareholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the shareholders’ meeting every year. The distribution of shareholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The appropriation of earnings for 2024 and 2023 were approved by the shareholders’ meeting held on May 28, 2025 and May 30, 2024, respectively. The details of appropriation were as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2024	2023	2024	2023
Legal reserve	$4,738,237	$6,255,736
Special reserve	-	(2,734,057)
Cash dividends	35,787,598	37,587,102	$2.85	$3.00

The aforementioned 2024 and 2023 appropriation approved by shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 26, 2025 and February 27, 2024, respectively.

The cash dividend per share for 2024 and 2023 were adjusted to NT$2.85016443 and NT$3.00011747 per share. The adjustments were due to the decrease of outstanding common shares from cancellation of the restricted stock in April 2025 and April 2024, respectively.

Please refer to Note 6(22) for information on the employees and directors’ compensation.

c.
Non-controlling interests:

	For the six-month periods ended June 30,
	2025	2024
Balance as of January 1	$256,613	$340,859
Attributable to non-controlling interests:
Net income (loss)	(88,050)	(37,496)
Other comprehensive income (loss)	(203)	58
Share-based payment transactions	998	2,279
Changes in subsidiaries’ ownership	(1,262)	1,123
Non-controlling interests	5,911	5,480
Ending balance	$174,007	$312,303

(20)
Share-Based Payment

a.
Restricted stock plan for employees

The equity-settled share-based payment of restricted stock plans for employees in each year are as follows:

	2024 Plan	2022 Plan		2020 Plan
	1st tranche	1st tranche	2nd tranche	1st tranche	2nd tranche
Resolution date of UMC’s shareholders meeting	May 30, 2024		May 27, 2022		June 10, 2020
Maximum shares to be issued (in thousands)	66,000	50,000		233,200
Eligible employees	Qualified employees of the Company	Qualified employees of the Company		Qualified employees of UMC
Issuance of shares (in thousands)	32,956	23,060	26,728	200,030	1,268
Issuance date	December 5, 2024	December 5, 2022	December 5, 2023	September 1, 2020	June 9, 2021
Weighted-average fair value on the grant date (NT$/ per share)	$39.27	$44.40	$48.90	$21.80	$53.00

The aforementioned restricted stock plans for employees are issued gratuitously and have a duration of four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by UMC are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, UMC will recall and cancel their stocks without consideration. Before any employee who has been granted restricted stock award shares fulfills the vesting conditions, the rights of the restricted stocks to attendance, proposal, statement, voting and election at the shareholders’ meeting shall be exercised by an entrusted institution according to a custodial agreement. Other rights of restricted stocks including but not limited to, the right to distribution of cash dividends, stock dividends, legal reserves and capital reserves, and the preemptive right for new shares of capital increase by cash, shall be the same as those of the outstanding common shares of UMC, but are restricted from selling, pledging, setting guarantee, transferring, granting, or disposing of the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

The 2024 restricted stock plan for employees includes market conditions. The compensation cost for these market conditions was measured at fair value initially by using Monte Carlo Simulation on the grant date. The assumptions used are as follows:

2024 Plan
1st tranche
Share price of measurement date (NT$/ per share)	$44.60
Expected volatility	23.76% - 34.32%
Expected life	2 - 4 years
Risk-free interest rate	1.40% - 1.46%

For the aforementioned plans, the unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. The restricted stock plan, which was implemented in 2020, expired in June 2025. For the three-month and six-month periods ended June 30, 2025 and 2024, the compensation costs of NT$215 million, NT$298 million, NT$422 million and NT$573 million, respectively, were recognized in expenses by the Company.

b.
Stock appreciation right plan for employees

In June 2021 and September 2020, the Company executed a compensation plan to grant 1 million units and 26 million units of cash-settled stock appreciation right to qualified employees of the Company without consideration, respectively. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC. The compensation plans, which were implemented in June 2021 and September 2020, respectively, expired in June 2025 and August 2024.

For the three-month and six-month periods ended June 30, 2025 and 2024, the compensation costs of NT$1 million, NT$13 million, NT$1 million and NT$24 million, respectively, were recognized in expenses by the Company. The liabilities for stock appreciation right recognized which were classified under other payables amounted to NT$3 million, NT$8 million and NT$231 million as of June 30, 2025, December 31, 2024 and June 30, 2024, respectively. The intrinsic value for the liabilities of vested rights were NT$3 million, nil and NT$3 million, respectively.

(21)
Operating Revenues

a.
Disaggregation of revenue

i.
By Product

	For the three-month periods ended June 30,
	2025	2024
Wafer	$56,493,955	$54,351,556
Others	2,263,702	2,447,734
Total	$58,757,657	$56,799,290

	For the six-month periods ended June 30,
	2025	2024
Wafer	$112,088,420	$105,885,331
Others	4,528,194	5,546,058
Total	$116,616,614	$111,431,389

ii.
By geography

	For the three-month periods ended June 30,
	2025	2024
Taiwan	$24,338,465	$21,467,313
China (includes Hong Kong)	8,754,522	9,372,293
Japan	2,888,059	2,468,897
Korea	6,569,810	5,655,863
USA	11,739,348	13,955,002
Europe	4,465,787	3,877,834
Others	1,666	2,088
Total	$58,757,657	$56,799,290

	For the six-month periods ended June 30,
	2025	2024
Taiwan	$48,675,409	$40,828,087
China (includes Hong Kong)	17,274,489	16,861,007
Japan	5,517,859	4,741,566
Korea	11,911,857	12,920,950
USA	24,594,330	27,722,802
Europe	8,638,329	8,354,862
Others	4,341	2,115
Total	$116,616,614	$111,431,389

The geographic breakdown of the Company's operating revenues is based on the location where the Company's customers are headquartered.

iii.
By the timing of revenue recognition

	For the three-month periods ended June 30,
	2025	2024
At a point in time	$58,186,417	$56,067,618
Over time	571,240	731,672
Total	$58,757,657	$56,799,290

	For the six-month periods ended June 30,
	2025	2024
At a point in time	$115,544,719	$109,982,399
Over time	1,071,895	1,448,990
Total	$116,616,614	$111,431,389

b.
Contract balances

i.
Contract assets, current

	As of
	June 30, 2025	December 31, 2024	June 30, 2024	December 31, 2023
Sales of goods and services	$744,799	$1,043,680	$1,014,421	$1,132,477
Less: Loss allowance	(373,977)	(417,967)	(413,600)	(392,949)
Net	$370,822	$625,713	$600,821	$739,528

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement due to litigation.

ii.
Contract liabilities

	As of
	June 30, 2025	December 31, 2024	June 30, 2024	December 31, 2023
Sales of goods and services	$3,007,653	$2,660,181	$3,790,714	$3,681,352

Current	$2,551,289	$2,200,561	$3,335,994	$3,250,712
Non-current	456,364	459,620	454,720	430,640
Total	$3,007,653	$2,660,181	$3,790,714	$3,681,352

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$1,577 million and NT$2,513 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the six-month periods ended June 30, 2025 and 2024.

c.
The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$381 million and NT$177 million as of June 30, 2025 and 2024, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.
Asset recognized from costs to fulfill a contract with customer

As of June 30, 2025, December 31, 2024 and June 30, 2024, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$862 million, NT$584 million and NT$698 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(22)
Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended June 30,
	2025			2024
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$6,086,807	$2,567,773	$8,654,580	$6,523,503	$2,916,077	$9,439,580
Labor and health insurance	312,190	118,240	430,430	354,462	132,570	487,032
Pension	381,147	124,762	505,909	377,876	127,704	505,580
Other employee benefit expenses	91,103	42,630	133,733	77,002	33,801	110,803
Depreciation	13,068,366	700,727	13,769,093	10,067,585	383,493	10,451,078
Amortization	325,490	379,897	705,387	228,889	403,150	632,039

	For the six-month periods ended June 30,
	2025			2024
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$11,925,353	$5,031,688	$16,957,041	$12,612,763	$5,641,419	$18,254,182
Labor and health insurance	643,679	243,256	886,935	721,588	272,704	994,292
Pension	768,675	251,657	1,020,332	749,070	248,602	997,672
Other employee benefit expenses	165,370	70,764	236,134	160,600	69,871	230,471
Depreciation	25,807,714	1,355,487	27,163,201	19,906,505	767,821	20,674,326
Amortization	641,469	765,199	1,406,668	451,877	807,962	1,259,839

According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses; no less than 30% of the aforementioned profit as employees’ compensation should be allocated to entry-level employees. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the shareholders’ meeting for such distribution.

The Company recognized the employees and directors’ compensation in the profit or loss with corresponding other payables during the periods when earned for the six-month periods ended June 30, 2025 and 2024. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors’ meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2024 and 2023 were reported to the shareholders’ meeting held on May 28, 2025 and May 30, 2024, respectively. The details of distribution were as follows:

	2024	2023
Employees’ compensation – Cash	$4,509,603	$5,439,059
Directors’ compensation	45,000	45,000

The aforementioned 2024 and 2023 employees and directors’ compensation reported during the shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 26, 2025 and February 27, 2024.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

(23)
Net Other Operating Income and Expenses

	For the three-month periods ended June 30,
	2025	2024
Government grants	$406,195	$224,675
Rental income from property, plant and equipment	47,519	50,277
Gain on disposal of property, plant and equipment	4,702	4,561
Others	(49,533)	(60,341)
Total	$408,883	$219,172

	For the six-month periods ended June 30,
	2025	2024
Government grants	$860,736	$717,493
Rental income from property, plant and equipment	94,611	100,731
Gain on disposal of property, plant and equipment	24,331	37,392
Others	(108,575)	(123,491)
Total	$871,103	$732,125

(24)
Non-Operating Income and Expenses

a.
Other gains and losses

	For the three-month periods ended June 30,
	2025	2024
Loss on valuation of financial assets and liabilities at fair value through profit or loss	$(519,759)	$(213,388)
Others	(1,986)	(65)
Total	$(521,745)	$(213,453)

	For the six-month periods ended June 30,
	2025	2024
Loss on valuation of financial assets and liabilities at fair value through profit or loss	$(1,084,467)	$(641,530)
Others	(2,000)	19,927
Total	$(1,086,467)	$(621,603)

b.
Finance costs

	For the three-month periods ended June 30,
	2025	2024
Interest expenses
Bonds payable	$111,514	$130,594
Bank loans	159,458	177,115
Lease liabilities	48,488	46,063
Others	4,713	4,572
Financial expenses	36,182	36,606
Total	$360,355	$394,950

	For the six-month periods ended June 30,
	2025	2024
Interest expenses
Bonds payable	$222,036	$270,616
Bank loans	379,652	381,579
Lease liabilities	99,119	92,260
Others	9,521	8,976
Financial expenses	49,000	56,398
Total	$759,328	$809,829

(25)
Components of Other Comprehensive Income (Loss)

	For the three-month period ended June 30, 2025
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(717,535)	$-	$(717,535)	$58,734	$(658,801)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(19,595)	-	(19,595)	-	(19,595)

	For the three-month period ended June 30, 2025
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(26,236,576)	$-	$(26,236,576)	$598,786	$(25,637,790)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(776,974)	-	(776,974)	18,239	(758,735)
Total other comprehensive income (loss)	$(27,750,680)	$-	$(27,750,680)	$675,759	$(27,074,921)

	For the three-month period ended June 30, 2024
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(465,557)	$-	$(465,557)	$(6,003)	$(471,560)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	665,461	-	665,461	-	665,461
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	859,240	-	859,240	236,217	1,095,457
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	88,016	-	88,016	(2,377)	85,639
Total other comprehensive income (loss)	$1,147,160	$-	$1,147,160	$227,837	$1,374,997

	For the six-month period ended June 30, 2025
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(134,140)	$-	$(134,140)	$56,281	$(77,859)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(577,819)	-	(577,819)	-	(577,819)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(21,539,923)	-	(21,539,923)	266,586	(21,273,337)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(673,246)	8	(673,238)	16,445	(656,793)
Total other comprehensive income (loss)	$(22,925,128)	$8	$(22,925,120)	$339,312	$(22,585,808)

	For the six-month period ended June 30, 2024
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$1,387,332	$-	$1,387,332	$40,031	$1,427,363
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	1,260,939	-	1,260,939	-	1,260,939

	For the six-month period ended June 30, 2024
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$5,981,307	$-	$5,981,307	$342,647	$6,323,954
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	326,009	-	326,009	(9,060)	316,949
Total other comprehensive income (loss)	$8,955,587	$-	$8,955,587	$373,618	$9,329,205

(26)
Income Tax

a.
The major components of income tax for the three-month and six-month periods ended June 30, 2025 and 2024 were as follows:

i.
Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended June 30,
	2025	2024
Current income tax expense (benefit):
Current income tax charge	$1,223,016	$1,743,461
Adjustments in respect of current income tax of prior periods	51,002	(143,605)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	19,056	1,045,232
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	50,079	-
Deferred income tax related to changes in tax rates	(15,832)	-
Adjustment of prior year’s deferred income tax	(21,399)	37
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	74	(12)
Income tax expense recorded in profit or loss	$1,305,996	$2,645,113

	For the six-month periods ended June 30,
	2025	2024
Current income tax expense (benefit):
Current income tax charge	$2,597,330	$3,291,294
Adjustments in respect of current income tax of prior periods	58,724	(124,653)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	252,095	1,787,555
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	53,589	-
Deferred income tax related to changes in tax rates	(15,832)	69
Adjustment of prior year’s deferred income tax	(22,080)	(3,455)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(14,498)	(14,408)
Income tax expense recorded in profit or loss	$2,909,328	$4,936,402

ii.
Deferred income tax related to components of other comprehensive income (loss)

(i)
Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended June 30,
	2025	2024
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$58,734	$(6,003)

	For the six-month periods ended June 30,
	2025	2024
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$56,281	$40,031

(ii)
Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended June 30,
	2025	2024
Exchange differences on translation of foreign operations	$598,786	$236,217
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	18,239	(2,377)
Income tax related to items that may be reclassified subsequently to profit or loss	$617,025	$233,840

	For the six-month periods ended June 30,
	2025	2024
Exchange differences on translation of foreign operations	$266,586	$342,647
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	16,445	(9,060)
Income tax related to items that may be reclassified subsequently to profit or loss	$283,031	$333,587

b.
The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of June 30, 2025, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2022, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2014.

c.
UMC’s branch in Singapore obtained two tax incentives granted by the Singapore government for a period of five years from August 2020. The qualifying incomes are either tax-exempt or taxed at concessionary tax rate. The incentive period will end in July 2025.

d.
Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions and was gradually coming into effect or implemented. There was no material impact on current income tax expense of the Company for the six-month periods ended June 30, 2025 and 2024.

(27)
Earnings Per Share

a.
Earnings per share-basic

	For the three-month periods ended June 30,
	2025	2024
Net income attributable to the parent company	$8,902,530	$13,786,163
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,484,877	12,414,189
Earnings per share-basic (NTD)	$0.71	$1.11

	For the six-month periods ended June 30,
	2025	2024
Net income attributable to the parent company	$16,679,271	$24,242,305
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,484,830	12,414,139
Earnings per share-basic (NTD)	$1.34	$1.95

b.
Earnings per share-diluted

	For the three-month periods ended June 30,
	2025	2024
Net income attributable to the parent company	$8,902,530	$13,786,163
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,484,877	12,414,189
Effect of dilution
Restricted stocks for employees	27,252	84,268
Employees’ compensation	21,953	31,485
Weighted-average number of ordinary shares after dilution (thousand shares)	12,534,082	12,529,942
Earnings per share-diluted (NTD)	$0.71	$1.10

	For the six-month periods ended June 30,
	2025	2024
Net income attributable to the parent company	$16,679,271	$24,242,305
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,484,830	12,414,139
Effect of dilution
Restricted stocks for employees	27,732	83,573
Employees’ compensation	54,175	66,973
Weighted-average number of ordinary shares after dilution (thousand shares)	12,566,737	12,564,685
Earnings per share-diluted (NTD)	$1.33	$1.93

(28)
Reconciliation of Liabilities Arising from Financing Activities

For the six-month period ended June 30, 2025:

			Non-cash changes
Items	As of January 1, 2025	Cash Flows	Foreign exchange	Others (Note A)	As of June 30, 2025
Short-term loans	$8,515,000	$(1,991,000)	$-	$-	$6,524,000
Long-term loans (current portion included)	36,476,909	(14,793,750)	(648,154)	-	21,035,005
Bonds payable (current portion included)	30,051,568	5,200,000	-	91,913	35,343,481
Guarantee deposits (current portion included)	42,874,494	(637,986)	(2,865,198)	-	39,371,310 (Note B)
Lease liabilities	6,419,016	(410,117)	(216,330)	199,061 (Note C)	5,991,630

For the six-month period ended June 30, 2024:

			Non-cash changes
Items	As of January 1, 2024	Cash Flows	Foreign exchange	Others (Note A)	As of June 30, 2024
Short-term loans	$13,530,000	$(10,411,100)	$-	$-	$3,118,900
Long-term loans (current portion included)	22,883,344	4,019,822	315,724	-	27,218,890
Bonds payable (current portion included)	38,359,352	(5,100,065)	-	95,760	33,355,047
Guarantee deposits (current portion included)	41,599,386	(315,417)	1,545,963	-	42,829,932 (Note B)
Lease liabilities	5,393,187	(342,629)	44,902	772,419 (Note C)	5,867,879

Note A:
Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.
Note B:
Guarantee deposits mainly consisted of deposits of capacity reservation.
Note C:
Mainly due to the addition to lease properties.

7.
RELATED PARTY TRANSACTIONS

In addition to those disclosed in other notes, the following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)
Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
SILICON INTEGRATED SYSTEMS CORP. and its Subsidiaries	Associate
YANN YUAN INVESTMENT CO., LTD.	Associate
PURIUMFIL INC.	Associate
TRANSLINK CAPITAL PARTNERS I, L.P.	Associate
PHOTRONICS DNP MASK CORPORATION	Other related party

(2)
Significant Related Party Transactions

a.
Operating transactions

Operating revenues

	For the three-month periods ended June 30,
	2025	2024
Associates	$1,224,314	$758,282

	For the six-month periods ended June 30,
	2025	2024
Associates	$1,898,469	$1,438,353

Accounts receivable, net

	As of
	June 30, 2025	December 31, 2024	June 30, 2024
Associates
FARADAY TECHNOLOGY CORP. and its Subsidiaries
FARADAY TECHNOLOGY CORP.	$438,502	$456,332	$416,373
ARTERY TECHNOLOGY CORPORATION, LTD.	135,349	148,508	127,022
Others	134	493	13,053
Other associates	65,670	14,680	1,625
Total	$639,655	$620,013	$558,073

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end 30 - 60 days, while the collection periods for overseas sales were month-end 30 - 60 days.

b.
Significant asset transactions

Acquisition of investments accounted for under the equity method

For the three-month periods ended June 30, 2025 and 2024: None.

For the six-month periods ended June 30, 2025: None.

	Transaction underlying	Trading Volume (In thousands of shares)	Purchase price
			For the six-month period ended June 30, 2024
Associates	Stock of FARADAY	1,723	$533,973

Please refer to Note 6(7) for the relevant information.

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended June 30,
	2025	2024
FARADAY TECHNOLOGY CORP.	$90,863	$115,354

	Purchase price
	For the six-month periods ended June 30,
	2025	2024
FARADAY TECHNOLOGY CORP.	$107,697	$119,135

c.
Others

Mask expenditure

	For the three-month periods ended June 30,
	2025	2024
Other related party	$521,174	$590,100

	For the six-month periods ended June 30,
	2025	2024
Other related party	$1,212,572	$1,294,366

Other payables of mask expenditure

	As of
	June 30, 2025	December 31, 2024	June 30, 2024
Other related party	$602,848	$621,737	$678,791

Cash dividends from investments accounted for under the equity method

	For the six-month periods ended June 30,
	2025	2024
Associates	$248,111	$333,968

As of June 30, 2025, December 31, 2024 and June 30, 2024, NT$108 million, nil and NT$251 million of the abovementioned refunds have not yet been received and were accounted for as other receivables.

d.
Key management personnel compensation

	For the three-month periods ended June 30,
	2025	2024
Short-term employee benefits	$106,680	$158,320
Post-employment benefits	578	647
Share-based payment	81,534	115,086
Others	87	109
Total	$188,879	$274,162

	For the six-month periods ended June 30,
	2025	2024
Short-term employee benefits	$546,079	$650,482
Post-employment benefits	1,202	1,373
Share-based payment	163,081	226,769
Others	178	197
Total	$710,540	$878,821

8.
ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

	Carrying Amount
	As of
	June 30, 2025	December 31, 2024	June 30, 2024	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$1,011,903	$1,009,000	$809,000	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	237,051	237,051	237,051	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	18,647	18,647	18,647	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	64,950	64,950	64,950	National Property Administration, Ministry of Finance	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	-	8,118	8,118	Bureau of Land Administration, Tainan City Government	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	46,533	38,073	36,970	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	204,610	490,950	485,700	CTBC Bank Singapore Branch	Collateral for letter of credit
Buildings	3,882,123	4,377,176	4,474,860	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	2,803,080	4,057,201	5,149,255	Taiwan Cooperative Bank, Mega International Commercial Bank, KGI Bank, First Commercial Bank, Shanghai Commercial Bank, CTBC Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	242,629	269,152	270,435	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$8,511,526	$10,570,318	$11,554,986

9.
SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)
As of June 30, 2025, amounts available under unused letters of credit were NT$0.2 billion.

(2)
As of June 30, 2025, the Company entrusted financial institutions to open performance guarantee, mainly related to the customs tax and electricity supply guarantee, amounting to NT$1.0 billion.

(3)
The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$3.7 billion. As of June 30, 2025, the portion of royalties and development fees not yet recognized was NT$1.2 billion.

(4)
The Company entered into several construction contracts for the expansion of its operations. As of June 30, 2025, these construction contracts amounted to approximately NT$54.2 billion and the portion of the contracts not yet recognized was approximately NT$9.5 billion.

(5)
The Company entered into several wafer fabrication contracts with its customers. According to the contracts, the Company shall provide agreed production capacity with the customers.

(6)
The Company has entered into long-term contracts with multiple suppliers for the purchase of renewable energy. The relative duration, anticipated quantity and pricing of the energy purchase are specified in the contracts.

10.
SIGNIFICANT DISASTER LOSS

None.

11.
SIGNIFICANT SUBSEQUENT EVENTS

None.

12.
OTHERS

(1)
Categories of financial instruments

	As of
Financial Assets	June 30, 2025	December 31, 2024	June 30, 2024 (Note)
Financial assets at fair value through profit or loss	$17,318,943	$18,456,932	$18,316,331
Financial assets at fair value through other comprehensive income	16,914,528	17,209,328	19,071,292
Financial assets measured at amortized cost
Cash and cash equivalents (cash on hand excluded)	111,987,253	104,993,968	121,658,157
Receivables	33,936,793	34,994,933	34,635,509
Refundable deposits	1,660,450	1,992,400	1,764,692
Other financial assets	4,698,543	3,739,224	2,589,993
Total	$186,516,510	$181,386,785	$198,035,974

Financial Liabilities
Financial liabilities at fair value through profit or loss	$1,082,329	$901,000	$1,536,171
Financial liabilities measured at amortized cost
Short-term loans	6,524,000	8,515,000	3,118,900
Payables	75,691,792	42,259,798	94,263,206
Guarantee deposits (current portion included)	39,371,310	42,874,494	42,829,932
Bonds payable (current portion included)	35,343,481	30,051,568	33,355,047
Long-term loans (current portion included)	21,035,005	36,476,909	27,218,890
Lease liabilities	5,991,630	6,419,016	5,867,879
Total	$185,039,547	$167,497,785	$208,190,025

Note: Including the amounts of assets and liabilities reclassified to the disposal group held for sale. Please refer to Note 4(3) for the relevant information.

(2)
Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(3)
Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2025 and 2024 decreases/increases by NT$427 million and NT$783 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2025 and 2024 decreases/increases by NT$608 million and NT$62 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2025 and 2024 decreases/increases by NT$162 million and NT$202 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), (13) and (14) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the six-month periods ended June 30, 2025 and 2024 to decrease/increase by NT$14 million and NT$15 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities, investments in convertible bonds and exchange right of the exchangeable bonds issued are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, the investments in convertible bonds which contain the right of conversion to equity instruments are classified as financial assets at fair value through profit or loss, and the exchange right of the exchangeable bonds issued is classified as financial liabilities at fair value through profit or loss as it does not satisfy the definition of an equity component. Please refer to Note 6(2), (3) and (12) for the relevant information.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the six-month periods ended June 30, 2025 and 2024 by NT$237 million and NT$261 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income (loss) for the six-month periods ended June 30, 2025 and 2024 by NT$688 million and NT$796 million, respectively.

Please refer to Note 12(7) for sensitivity analysis information of other equity instruments or derivatives that are linked to such equity instruments whose fair value measurement is categorized under Level 3.

(4)
Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of June 30, 2025, December 31, 2024 and June 30, 2024, accounts receivable from the top ten customers represent 63%, 66% and 57% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)
Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of June 30, 2025
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$6,649,869	$-	$-	$-	$6,649,869
Payables	75,503,162	-	-	-	75,503,162
Guarantee deposits	232,665	4,133,374	29,487,266	5,518,005	39,371,310
Bonds payable (Note A)	6,006,221	13,352,158	15,465,681	2,111,543	36,935,603
Long-term loans	4,143,277	8,931,923	8,080,190	1,382,013	22,537,403
Lease liabilities	788,213	1,423,813	1,379,884	4,055,685	7,647,595
Total	$93,323,407	$27,841,268	$54,413,021	$13,067,246	$188,644,942

	As of December 31, 2024
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$8,683,215	$-	$-	$-	$8,683,215
Payables	42,136,632	-	-	-	42,136,632
Guarantee deposits	921,134	4,571,633	27,522,150	9,859,577	42,874,494
Bonds payable (Note A)	340,976	16,675,030	12,146,745	2,118,683	31,281,434
Long-term loans	6,354,561	11,490,087	21,478,391	93,106	39,416,145
Lease liabilities	830,618	1,509,438	1,437,870	4,442,706	8,220,632
Total	$59,267,136	$34,246,188	$62,585,156	$16,514,072	$172,612,552
Derivative financial liabilities
Forward exchange contracts
Net settlement -outflow	$(1,039)	$-	$-	$-	$(1,039)

	As of June 30, 2024 (Note B)
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$3,172,881	$-	$-	$-	$3,172,881
Payables	94,059,694	-	-	-	94,059,694
Guarantee deposits	1,214,124	3,878,346	26,828,160	10,909,302	42,829,932
Bonds payable (Note A)	9,676,876	10,949,081	12,234,045	2,125,823	34,985,825
Long-term loans	5,006,382	12,523,464	11,839,449	100,777	29,470,072
Lease liabilities	746,493	1,410,986	1,320,857	3,916,172	7,394,508
Total	$113,876,450	$28,761,877	$52,222,511	$17,052,074	$211,912,912

Note A:
UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. The balances of equity instruments investments measured at fair value through other comprehensive income were NT$6,398 million, NT$5,893 million and NT$6,744 million as of June 30, 2025, December 31, 2024 and June 30, 2024, respectively. Please refer to Note 6(13) for the terms of redemption.
Note B:
Including the amounts of assets and liabilities reclassified to the disposal group held for sale. Please refer to Note 4(3) for the relevant information.

(6)
Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of June 30, 2025

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 8 million	June 18, 2025 – July 9, 2025

As of December 31, 2024

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 24 million	December 27, 2024 – January 21, 2025

As of June 30, 2024

None.

(7)
Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities,

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable,

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.
Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of June 30, 2025
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$533,947	$2,062	$28,680	$564,689
Financial assets at fair value through profit or loss, noncurrent	5,606,609	18,800	11,128,845	16,754,254
Financial assets at fair value through other comprehensive income, current	6,398,188	-	-	6,398,188
Financial assets at fair value through other comprehensive income, noncurrent	7,371,417	-	3,144,923	10,516,340
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	1,082,329	1,082,329

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$606,016	$2	$-	$606,018
Financial assets at fair value through profit or loss, noncurrent	5,703,325	18,800	12,128,789	17,850,914
Financial assets at fair value through other comprehensive income, current	5,893,377	-	-	5,893,377
Financial assets at fair value through other comprehensive income, noncurrent	7,879,553	-	3,436,398	11,315,951
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	1,039	899,961	901,000

	As of June 30, 2024
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$473,612	$-	$-	$473,612
Financial assets at fair value through profit or loss, noncurrent	6,116,992	19,700	11,706,027	17,842,719
Financial assets at fair value through other comprehensive income, current	6,743,806	-	-	6,743,806
Financial assets at fair value through other comprehensive income, noncurrent	9,169,082	-	3,158,404	12,327,486
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	1,536,171	1,536,171

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into Level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.

If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

During the six-month period ended June 30, 2025 and 2024, there were no transfers between Level 1 and Level 2 fair value measurements.

Reconciliation for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2025	$3,008,183	$3,403,933	$5,596,447	$54,766	$65,460	$12,128,789	$3,231,518	$204,880	$3,436,398
Recognized in profit (loss)	237,560	(28,878)	(811,954)	(4,207)	(7,000)	(614,479)	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	(112,419)	(18,397)	(130,816)
Acquisition	93,440	95,547	220,588	30,976	-	440,551	-	-	-
Disposal	(5,690)	(1,539)	(62,531)	(30,976)	-	(100,736)	-	-	-
Return of capital	-	-	(2,261)	-	-	(2,261)	(160,659)	-	(160,659)
Transfer out of Level 3	(159,660)	-	-	-	-	(159,660)	-	-	-
Exchange effect	(72,343)	(192,970)	(266,979)	(2,387)	-	(534,679)	-	-	-
As of June 30, 2025	$3,101,490	$3,276,093	$4,673,310	$48,172	$58,460	$11,157,525	$2,958,440	$186,483	$3,144,923

Financial assets at fair value through profit or loss
Derivatives
As of January 1, 2025	$899,961
Recognized in profit (loss)	182,368
As of June 30, 2025	$1,082,329

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2024	$3,036,255	$2,786,634	$4,274,896	$-	$153,300	$10,251,085	$3,062,325	$175,063	$3,237,388
Recognized in profit (loss)	128,519	(7,700)	(9,320)	4,934	3,440	119,873	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	(87,494)	8,510	(78,984)
Acquisition	307,089	358,796	893,424	18,290	-	1,577,599	-	-	-
Disposal	(71,759)	(87,939)	(80,836)	-	(95,679)	(336,213)	-	-	-
Return of capital	-	-	(2,433)	-	-	(2,433)	-	-	-
Transfer out of Level 3	(153,865)	-	-	-	-	(153,865)	-	-	-
Exchange effect	34,775	84,970	126,182	355	3,699	249,981	-	-	-
As of June 30, 2024	$3,281,014	$3,134,761	$5,201,913	$23,579	$64,760	$11,706,027	$2,974,831	$183,573	$3,158,404

Financial assets at fair value through profit or loss
Derivatives
As of January 1, 2024	$1,019,362
Recognized in profit (loss)	516,809
As of June 30, 2024	$1,536,171

The total profit (loss) of NT$(585) million and NT$109 million for the six-month periods ended June 30, 2025 and 2024, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

The total profit (loss) of NT$(182) million and NT$(517) million for the six-month periods ended June 30, 2025 and 2024, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial liabilities without quoted market prices held at the end of the reporting period.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follows:

As of June 30, 2025
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2025 by NT$341 million and NT$283 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the six-month period ended June 30, 2025 by NT$227 million.

Fund	Net asset value approach	N/A	N/A	N/A	N/A
Convertible bonds	Binomial tree valuation model	Volatility	58.84%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could increase/decrease the Company’s profit (loss) for the six-month period ended June 30, 2025 by NT$0.05 million.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	28.05%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2025 by NT$81 million and NT$89 million, respectively.

As of June 30, 2024
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2024 by NT$322 million and NT$281 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the six-month period ended June 30, 2024 by NT$218 million.

Fund	Net asset value approach	N/A	N/A	N/A	N/A
Convertible bonds	Binomial tree valuation model	Volatility	50.88%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could increase/decrease the Company’s profit (loss) for the six-month period ended June 30, 2024 by NT$0.3 million and NT$0.5 million, respectively.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	28.59%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2024 by NT$63 million and NT$74 million, respectively.

b.
Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, exchange price, volatility, risk-free interest rates and risk discount rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s cash and cash equivalents, receivables, refundable deposits, other financial assets, short-term loans, payables and guarantee deposits approximate their carrying amount.

As of June 30, 2025

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$35,327,319	$29,667,367	$5,659,952	$-	$35,343,481
Long-term loans (current portion included)	21,035,005	-	21,035,005	-	21,035,005

As of December 31, 2024

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$30,020,005	$24,409,952	$5,610,053	$-	$30,051,568
Long-term loans (current portion included)	36,476,909	-	36,476,909	-	36,476,909

As of June 30, 2024

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$33,349,246	$27,787,904	$5,561,342	$-	$33,355,047
Long-term loans (current portion included)	27,218,890	-	27,218,890	-	27,218,890

(8)
Significant financial assets and liabilities denominated in foreign currencies

The following information was summarized by the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	As of
	June 30, 2025			December 31, 2024
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$964,173	29.23	$28,182,773	$1,135,303	32.73	$37,158,473
SGD:USD	192,841	0.7841	4,419,776	169,091	0.7348	4,066,659
JPY:USD	7,436,139	0.0069	1,499,772	3,508,746	0.0064	734,984
USD:RMB	349,043	7.1586	10,157,038	351,316	7.1884	11,245,592
USD:JPY	103,373	144.82	3,018,042	119,794	158.17	3,941,156
Non-Monetary items
USD:NTD	193,972	29.23	5,669,791	198,151	32.73	6,485,482
Financial Liabilities
Monetary items
USD:NTD	815,181	29.33	23,909,249	798,182	32.83	26,204,313
SGD:USD	181,072	0.7876	4,182,827	162,496	0.7380	3,937,045
JPY:USD	7,466,875	0.0070	1,533,024	4,362,898	0.0065	931,021
USD:RMB	155,384	7.1586	4,577,258	159,134	7.1884	5,151,076
USD:JPY	51,203	144.82	1,525,306	49,095	158.17	1,647,048

	As of
	June 30, 2024 (Note)
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,201,206	32.38	$38,895,036
SGD:USD	117,869	0.7359	2,808,640
JPY:USD	3,920,751	0.0062	787,114
USD:RMB	206,616	7.1268	6,508,278
USD:JPY	114,946	161.14	3,698,928
Non-Monetary items
USD:NTD	173,844	32.38	5,629,065
Financial Liabilities
Monetary items
USD:NTD	956,296	32.48	31,060,495
SGD:USD	187,183	0.7392	4,494,112
JPY:USD	3,828,608	0.0063	783,425
USD:RMB	186,950	7.1268	5,954,866
USD:JPY	55,162	161.14	1,811,537

The foreign currency transactions mentioned above are expressed in terms of the amount before elimination.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

Note: Including the amounts of assets and liabilities reclassified to the disposal group held for sale. Please refer to Note 4(3) for the relevant information.

(9)
Significant intercompany transactions among consolidated entities for the six-month periods ended June 30, 2025 and 2024 are disclosed in Attachment 1.

(10)
Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the shareholders’ value. The Company also ensures its ability to operate continuously to provide returns to shareholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of June 30, 2025, December 31, 2024 and June 30, 2024 were as follows:

	As of
	June 30, 2025	December 31, 2024	June 30, 2024 (Note)
Total liabilities	$211,098,060	$192,015,673	$230,870,264
Less: Cash and cash equivalents	(111,993,768)	(105,000,226)	(121,664,395)
Net debt	99,104,292	87,015,447	109,205,869
Total equity	337,045,506	378,185,004	356,091,681
Total capital	$436,149,798	$465,200,451	$465,297,550
Debt to capital ratios	22.72%	18.70%	23.47%

Note: Including the amounts of assets and liabilities reclassified to the disposal group held for sale. Please refer to Note 4(3) for the relevant information.

13.
ADDITIONAL DISCLOSURES

(1)
The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.
Financing provided to others for the six-month period ended June 30, 2025: Please refer to Attachment 2.

b.
Endorsement/Guarantee provided to others for the six-month period ended June 30, 2025: Please refer to Attachment 3.

c.
Securities held as of June 30, 2025 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.
Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2025: Please refer to Attachment 5.

e.
Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2025: Please refer to Attachment 6.

f.
Names, locations and related information of investees as of June 30, 2025 (excluding investment in Mainland China): Please refer to Attachment 7.

(2)
Investment in Mainland China

a.
Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 8.

b.
Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, 3, 5 and 6.

14.
OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company only has wafer fabrication operating segment as the single reporting segment. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. There was no material difference between the accounting policies of the operating segment and those described in Note 4. Please refer to the Company’s consolidated financial statements for the related segment revenue and operating results.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

For the six-month period ended June 30, 2025

				Transactions
No. (Note 1)	Related party	Counterparty	Relationship with the Company (Note 2)	Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$24,822,946	Net 60 days	21%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,167,737	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	592,989 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	5,870	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	2,388,154	Net 60 days	2%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	650,930	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	228,567	Net 60 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	85,089	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	182,890	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	67,931	-	0%

For the six-month period ended June 30, 2024

				Transactions
No. (Note 1)	Related party	Counterparty	Relationship with the Company (Note 2)	Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$27,180,527	Net 60 days	24%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,047,788	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	645,588 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	6,145	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Sales	216,023 (Note 6)	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Accounts receivable	20,860 (Note 6)	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	2,187,563	Net 60 days	2%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	698,937	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	328,694	Net 60 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	16,101	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	221,468 (Note 6)	Month-end 30 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Accounts receivable	29,124 (Note 6)	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	203,081	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	42,991	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	108,349	Net 60 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	12,012	-	0%

Note 1: UMC and its subsidiaries are coded as follows: 1. UMC is coded "0". 2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows: 1. The holding company to subsidiary. 2. Subsidiary to holding company. 3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.

Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
             For profit or loss items, cumulative balances are used as basis.

Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
             Since it was a downstream transaction, the deferred revenue would be realized over time.

Note 6: In August 2024, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. has disposed of its 100% of ownership interest in the subsidiary, UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD. Please refer to Note 4(3) of consolidated financial statements.

ATTACHMENT 2 (Financing provided to others for the six-month period ended June 30, 2025)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Collateral
No.	Lender	Counterparty	Financial statement account	Related party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counterparty	Reason for financing	Loss allowance	Item	Value	Limit of financing amount for individual counterparty	Limit of total financing amount
None

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2025)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Receiving party
No. (Note 1)	Endorsor/Guarantor	Company name	Relationship (Note 2)	Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement	Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	2	$151,592,175	$7,967,400	$5,804,820 (Note 5)	$3,384,877 (Note 5)	$-	1.72%	$151,592,175

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

		Receiving party
No. (Note 1)	Endorsor/Guarantor	Company name	Relationship (Note 2)	Limit of guarantee/endorsement amount for receiving party (Note 6)	Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement	Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 6)
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$17,066,860	$1,349,780	$983,619	$573,710	$-	2.59%	$17,066,860

Note 1: The parent company and its subsidiaries are coded as follows:
              1. The parent company is coded "0".
              2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:
              1. A company with which it does business.
              2. A company in which the public company directly and indirectly holds more than 50% of the voting shares.
              3. A company that directly and indirectly holds more than 50% of the voting shares in the public company.
              4. A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.
              5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.
              6. A company that all capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.
              7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor, and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:
              1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.
              2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
             The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

Note 4: Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of June 30, 2025.
Note 5: Total endorsement amount is up to RMB 1.43 billion. As of June 30, 2025, actual amount provided was NT$3.39 billion.

Note 6: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of June 30, 2025.
             The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of June 30, 2025.
             The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

ATTACHMENT 4 (Significant securities held as of June 30, 2025) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

					June 30, 2025
Investor Company	Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
UNITED MICROELECTRONICS CORPORATION	Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600		$367,200	1.07		$367,200	None
	Fund	TGVEST ASIA PARTNERS II(TAIWAN), L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		740,583	-		740,583	None
	Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144		943,345	9.79		943,345	None
	Fund	GRANDFULL CONVERGENCE INNOVATION GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		275,795	-		275,795	None
	Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680		1,175,752	7.66		1,175,752	None
	Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,530		324,409	6.29		324,409	None
	Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, current	11,740		6,398,188	1.93		6,398,188	None
	Stock	UNIMICRON HOLDING LIMITED	Associate	Financial assets at fair value through other comprehensive income, noncurrent	15,129		2,065,116	10.57		2,065,116	None
	Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960		1,968,357	8.41		1,968,357	None
	Stock	KAI-HONG ENERGY CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	6,469		66,764	7.49		66,764	None
	Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through other comprehensive income, noncurrent	53,164		2,838,948	7.14		2,838,948	None
	Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	4,705		2,564,112	0.77		2,564,112	None
	Stock-preferred stock	MTIC HOLDINGS PTE. LTD.	Associate	Financial assets at fair value through other comprehensive income, noncurrent	12,000		186,483	-		186,483	None
FORTUNE VENTURE CAPITAL CORP.	Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,416		201,818	3.11		201,818	None
	Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,356		367,090	2.72		367,090	None
	Stock	TAIWAN SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,741		323,905	2.56		323,905	None
	Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	13,489		720,286	1.81		720,286	None
	Stock	AIROHA TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	400		212,000	0.24		212,000	None
	Stock-Preferred Stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	23,909		151,183	-		151,183	None
	Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		173,296	-		173,296	None
	Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500		826,560	7.00		826,560	None
TLC CAPITAL CO., LTD.	Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422		547,656	0.77		547,656	None
	Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	12		415,836	-		415,836	None
	Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		126,128	-		126,128	None
	Stock-Preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	50,767		366,613	-		366,613	None
UMC CAPITAL CORP.	Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,594	USD	13,705	7.76	USD	13,705	None
	Stock-Preferred stock	NEUROBLADE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,907	USD	8,233	-	USD	8,233	None
	Stock-Preferred stock	SILICON BOX PTE. LTD.	-	Financial assets at fair value through profit or loss, noncurrent	156	USD	7,015	-	USD	7,015	None
	Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	11,666	-	USD	11,666	None
	Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	9,577	-	USD	9,577	None
	Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	11,830	-	USD	11,830	None
	Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	17,786	-	USD	17,786	None
	Fund	7V AI CAPITAL LLC	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	7,463	-	USD	7,463	None

ATTACHMENT 5 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2025)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Subsidiary	Sales		$24,822,946	28%	Net 60 days	N/A	N/A		$6,167,737	25%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		803,093	1%	Month-end 60 days	N/A	N/A		316,161	1%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		592,989	1%	Net 30 days	N/A	N/A		5,870	0%
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate	Sales		302,327	0%	Month-end 60 days	N/A	N/A		125,418	1%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Associate	Sales		194,708	0%	Net 30 days	N/A	N/A		30,126	0%

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	748,214	90%	Net 60 days	N/A	N/A	USD	209,232	87%
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Associate	Purchases	USD	70,751	9%	Net 60 days	N/A	N/A	USD	20,305	8%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	7,231	1%	Net 60 days	N/A	N/A	USD	2,899	1%
WAVETEK MICROELECTRONICS CORPORATION	Associate	Purchases	USD	4,874	1%	Net 60 days	N/A	N/A	USD	2,043	1%

UNITED SEMICONDUCTOR JAPAN CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales	JPY	11,123,214	31%	Net 60 days	N/A	N/A	JPY	3,228,820	22%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)			Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales	RMB	52,109	2%	Net 60 days	N/A	N/A	RMB	20,932	2%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	47,966	2%	Month-end 60 days	N/A	N/A	RMB	29,570	3%

WAVETEK MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales		182,890	20%	Net 60 days	N/A	N/A		67,931	40%

ATTACHMENT 6 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2025)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance									Overdue receivables
Counterparty	Relationship	Notes receivable		Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Subsidiary		$-		$6,167,737		$15,405		$6,183,142	7.56		$-	-		$3,953,218		$3,806
FARADAY TECHNOLOGY CORPORATION	Associate		-		316,161		107,888		424,049	6.75		-	-		107,888		1
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate		-		125,418		-		125,418	4.43		2,438	-		40,603		0

UNITED SEMICONDUCTOR JAPAN CO., LTD.

		Ending balance									Overdue receivables
Counterparty	Relationship	Notes receivable		Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Associate	JPY	-	JPY	3,228,820	JPY	-	JPY	3,228,820	6.68	JPY	-	-	JPY	1,448,805	JPY	-

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance									Overdue receivables
Counterparty	Relationship	Notes receivable		Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Loss allowance
FARADAY TECHNOLOGY CORPORATION	Associate	RMB	-	RMB	29,570	RMB	-	RMB	29,570	2.01	RMB	-	-	RMB	-	RMB	0

ATTACHMENT 7 (Names, locations and related information of investee companies as of June 30, 2025) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

				Initial Investment				Investment as of June 30, 2025
Investor Company	Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount	Net income (loss) of investee company	Investment income (loss) recognized	Note
UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$2,287,306	$35,913	$35,913
	UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	166,760	3,872	3,872
	UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	103,500	USD	103,500	93,663	100.00	4,853,492	(538,216)	(538,216)
	GREEN EARTH LIMITED	Samoa	Investment holding	USD	1,549,000	USD	1,549,000	1,549,000	100.00	26,930,191	2,674,226	2,674,226
	TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	473,530	100.00	4,824,136	(271,553)	(271,553)
	UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	44,970	(4,466)	(4,466)
	FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		3,440,053		3,440,053	585,462	100.00	7,523,141	144,938	144,938
	UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	27,663	629	629
	OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	804,663	13,547	13,547
	SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	137,484	(31,030)	(31,030)
	BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	38,097,865	3,033,806	3,033,806
	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Japan	Sales and manufacturing of integrated circuits	JPY	64,421,068	JPY	64,421,068	116,247	100.00	25,431,970	247,022	247,022
	WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,903,741		1,903,741	148,112	78.85	560,249	(426,192)	(336,149)
	MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	-	(5,417)	-
	UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	467,241	(77,377)	(32,498)
	TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		943,148		1,109,500	131,534	40.00	931,291	(337,052)	(134,821)
	HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		307,448		317,045	1,098,863	36.49	11,321,001	100,217	36,567
	YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	234,600	26.78	9,527,994	616,992	165,202
	SILICON INTEGRATED SYSTEMS CORP.	Hsinchu City, Taiwan	Research, manufacturing and sales of integrated circuits		3,527,742		3,527,742	92,648	17.99	3,333,120	616,699	107,767
	FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		572,891		572,891	35,963	13.80	2,380,822	372,053	50,823
	UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		2,775,835		2,775,835	198,878	13.01	13,374,195	944,151	48,170

ATTACHMENT 7 (Names, locations and related information of investee companies as of June 30, 2025) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

				Initial Investment				Investment as of June 30, 2025
Investor Company	Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount		Net income (loss) of investee company		Investment income (loss) recognized		Note
FORTUNE VENTURE CAPITAL CORP.	TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$100,752		$100,752	10,858	92.64		$115,397		$(10,283)		$(9,568)
	PURIUMFIL INC.	Hsinchu City, Taiwan	Chemicals and filtration products & Microcontamination control service		10,000		10,000	1,000	40.00		10,541		(576)		(231)
	UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		112,280		82,426		20,722
	WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.63		5,104		(426,192)		(2,709)
TLC CAPITAL CO., LTD.	SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		11,808		(251)		(251)
	HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	8,000	USD	8,000	8,000	40.00		233,561		(17,878)		(7,151)
	VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	23.98		-		(6,927)		-
UMC CAPITAL CORP.	TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	-	USD	3,473	-	-	USD	-	USD	(6,122)	USD	(509)	Note
TERA ENERGY DEVELOPMENT CO., LTD.	EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	460	USD	460	460	100.00		18,566		1,363		1,363
WAVETEK MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	60	USD	60	60	100.00		2,725		(34)		(34)
BEST ELITE INTERNATIONAL LIMITED	INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354000	USD	354,000	-	100.00		38,761,237		3,038,517		3,038,517
INFOSHINE TECHNOLOGY LIMITED	OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00		38,761,237		3,038,517		3,038,517
OMNI GLOBAL LIMITED	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00		46,658		2,435		2,435
	ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00		623,582		(114,236)		(114,236)
GREEN EARTH LIMITED	UNITED MICROCHIP CORPORATION	Cayman Islands	Investment holding	USD	1,546,050	USD	1,546,050	1,546,050	100.00		27,646,195		2,714,271		2,714,271

Note: TRANSLINK CAPITAL PARTNERS I, L.P. was dissolved in April 2025.

ATTACHMENT 8 (Investment in Mainland China as of June 30, 2025)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

					Investment flows
Investee company	Main businesses and products	Total amount of paid-in capital	Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2025	Outflow	Inflow	Accumulated outflow of investment from Taiwan as of June 30, 2025	Net income (loss) of investee company	Percentage of ownership	Investment income (loss) recognized (Note 2)	Carrying amount as of June 30, 2025	Accumulated inward remittance of earnings as of June 30, 2025
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	$23,384 (USD 800)	(ii)SOARING CAPITAL CORP.	$23,384 (USD 800)	$-	$-	$23,384 (USD 800)	$(246)	100.00%	$(246) (iii)	$11,770	$-
EVERRICH (JINING) NEW ENERGY TECHNOLOGY CO., LTD. (formerly EVERRICH (SHANDONG) ENERGY CO., LTD.)	Solar engineering integrated design services	13,183 (USD 451)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	13,446 (USD 460)	-	-	13,446 (USD 460)	1,444	100.00%	1,444 (iii)	18,261	147,933 (USD 5,061)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	2,455,320 (USD 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	591,908 (USD 20,250)	-	-	591,908 (USD 20,250)	77,377 (RMB 19,035)	25.14%	19,451 (RMB 4,785) (iii)	108,897 (RMB 26,789)	-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	12,785,425 (RMB 3,145,246)	(ii)OAKWOOD ASSOCIATES LIMITED	9,035,051 (USD 309,102)	-	-	9,035,051 (USD 309,102)	2,898,520 (RMB 713,043)	100.00% (Note 4)	2,898,520 (RMB 713,043) (ii)	37,926,357 (RMB 9,329,977)	-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	65,844,033 (RMB 16,197,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	44,874,305 (USD 1,535,214) (Note 5)	-	-	44,874,305 (USD 1,535,214) (Note 5)	4,001,444 (RMB 984,365)	100.00%	4,001,444 (RMB 984,365) (ii)	44,140,246 (RMB 10,858,609)	-

Accumulated investment in Mainland China as of June 30, 2025		Investment amounts authorized by Investment Commission, MOEA		Upper limit on investment
$54,538,094 (USD 1,865,826)		$82,352,368 (USD 2,817,392)		$202,122,899

Note 1 : The methods for engaging in investment in Mainland China include the following:
(i) Direct investment in Mainland China.
(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
(iii) Other methods.
Note 2 : The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
(i) The financial statements were reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
(ii) The financial statements were reviewed by the auditors of the parent company.
(iii) Others.
Note 3 : Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.

Note 4 : The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee. The investment has been approved by the Investment Commission, MOEA in the total amount of USD 383,569 thousand. As of June 30, 2025, the amount of investment has been all remitted.
Note 5 : The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.

              The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 2,412,313 thousand. As of June 30, 2025, the amount of investment has been all remitted.